UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
For the month of October 2021
Commission File Number 001-33161
NORTH AMERICAN CONSTRUCTION GROUP LTD.
27287 - 100 Avenue
Acheson, Alberta T7X 6H8
(780) 960-7171
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☐            Form 40-F  ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

No.	Documents and Exhibit Index

Management’s Discussion and Analysis for the three and nine months ended September 30, 2021

Interim consolidated financial statements of North American Construction Group Ltd. for the three and nine months ended September 30, 2021

99.1	North American Construction Group Ltd. Announces Results for the Third Quarter Ending September 30, 2021

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORTH AMERICAN CONSTRUCTION GROUP LTD.

By:	/s/ Jason Veenstra
Name:	Jason Veenstra
Title:	Executive Vice President & Chief Financial Officer
Date: October 27, 2021

DEERE
DEERE
4633

NORTH AMERICAN
CONSTRUCTION GROUP

EVERYONE GETS HOME SAFE

2021 THIRD QUARTER REPORT

For the three months ended September 30, 2021

Letter to Shareholders
If you have read any of my previous letters, you will know that I enjoy using analogies and metaphors to describe our business. For our Q3 performance and going forward, I believe it’s fair to say that we are “rolling up our sleeves”. The first sleeve we’re rolling up to get vaccinated so that our workforce can be protected as best we can from the COVID-19 virus. The second sleeve we’re rolling up to prepare for our busiest season, winter, and to commence work on recent major project wins. I also like the term because it accurately describes the grit and determination I see as common culture in our core business, our partnerships, and even our recent Australian acquisition of DGI (Aust) Trading Pty Ltd. ("DGI").
Starting with DGI, I have been genuinely impressed with our Australian team’s ability to exceed initial expectations. Although early days, the DGI team has shown they can run and grow a global business providing mining components and equipment while operating in one of the strictest, if not the strictest, pandemic lockdowns in the world. The DGI team has continued to purchase, tear down, ship, and sell equipment and components while often being travel restricted to their own state. The strength of relationships with their clients and subcontractors along with their internal skills in equipment assessments and logistics has DGI producing at pre-pandemic levels. I am really looking forward to seeing what this team can do when they aren’t running into hurricane headwinds (apologies, I mean “cyclone headwinds”).
In Q3, our other partnerships likewise showed how their grit gained ground against similar headwinds. Our Mikisew North American Limited Partnership ("MNALP") won major new oil sands contracts and extensions, achieving record backlog. MNALP also recommenced long-term overburden work at Fort Hills and continues to invest in quality second-life Ultra-class trucks rebuilt by NACG. Our Nuna team continues to outperform with our North American Nuna Joint Venture hitting peak operating production at our Ontario Gold project, while closing out a successful summer across the rest of their business. All of our partnerships are expecting a strong winter program and NACG will be in up to our elbows with efforts to support and grow our partnerships.
Thankfully, our Q3 financial performance was much more stable than Q2 and the consistency in operating conditions allowed for predictable results. Our operating margins continue to be impacted by the necessary safety protocols in place at the various mine sites, but the impacts were far less severe than last quarter. Equipment utilization reflected effective use of the fleet with higher demand being offset by summer rentals and time required to mobilize between sites. We do not expect any significant fleet relocations for the next year and anticipate increasing utilization as the maintenance invested in our fleet ahead of the winter season should yield improved results. With the solid Q3 performance in the books, we have increased and narrowed the ranges of our 2021 outlook with the improved visibility. Some additional highlights I’d like to briefly note are:
•Acheson maintenance facility expansion completed last week, on time and on budget. All four new bays and the heated storage facility are actively being used.
•Financial close of our Red River flood mitigation project in the United States. Initial key management personnel being hired and relocated to site. Equipment procurement commencing and earthworks to start in Spring.
•Board approval to 2022 growth capital of ~$3.7M to expand component remanufacturing facility for additional space and hydraulic works (commences in Q4, scheduled to complete Q2 FY2022).
•Full rooftop solar panels installed with the maintenance facility expansion, now totaling +400,000 kWh annually or ~15% of total facilities electrical consumption.
•Telematics installed in 73 units and targeting 150 before year end. Mapping and Alert Management is in phase 2 testing. Connections between servers have been made and software installs have begun. Developing software interface for three different equipment brands.
•Hydrogen dual fuel project progressing, expecting feasibility study completed in Q4/Q1 with decision for advancing to proof of concept in Q1 FY2022 and decision to advance a prototype before year-end 2022.
Without taking our eye off of this critical Q4, we look to 2022 and have provided our range of outcomes based on the contracts and projects we currently have in place. I am keenly aware of the exciting momentum we feel internally here at NACG but it really shows up quantitatively when we look at the estimates for next year. Back in the lows of 2016, the idea of projecting EPS in the range of $2.15 to $2.55 would have been met with extreme skepticism (to say the least). We see the goals ahead of us and are focused on execution.

i

Regarding capital allocation, we continue to assess our options in light of market and other macro conditions. We view this 2021 as a recovery-type year and have deferred major capital allocation decisions including the annual Board review of our dividend plan into Q1 2022 with the simple goal of finishing this year out strong. The free cash flow generation we expect in the quarter provides us with a great deal of flexibility and we will continue to look to optimize returns for shareholders.
In closing, although share price volatility seems to have subsided, we continue to believe our shares are under-valued and do not reflect the business gains and improvements we have made in regard to growth, diversification, backlog, and sustainability. In true NACG gritty fashion, we expect to change perceptions by raising the bar and continuing to beat expectations. The WWII iconic Rosie the Riveter is a great letter ending metaphor for NACG going forward. She was a great recruiter for women in the workforce, has her sleeves rolled up like NACG, and one simple slogan …… WE CAN DO IT!
I look forward to sharing our Q4 and year-end results with you in February. Hope you all have a wonderful holiday season and let’s all have a virus free new year.

Joseph Lambert
President & Chief Executive Officer
October 27, 2021

i

Management’s Discussion and Analysis
For the three and nine months ended September 30, 2021
October 27, 2021
The following Management’s Discussion and Analysis ("MD&A") is as of October 27, 2021 and should be read in conjunction with the attached unaudited interim consolidated financial statements and notes that follow for the three and nine months ended September 30, 2021, the audited consolidated financial statements and notes that follow for the year ended December 31, 2020 and our annual MD&A for the year ended December 31, 2020.
All financial statements have been prepared in accordance with United States ("US") generally accepted accounting principles ("GAAP"). Except where otherwise specifically indicated, all dollar amounts are expressed in Canadian dollars. The consolidated financial statements and additional information relating to our business, including our most recent Annual Information Form, are available through the Canadian Securities Administrators (www.sedar.com) and Securities and Exchange Commission (www.sec.gov) and our Company website at www.nacg.ca.
A non-GAAP financial measure is generally defined by securities regulatory authorities as one that purports to measure historical or future financial performance, financial position or cash flows, but excludes or includes amounts that would not be adjusted in the most comparable GAAP measures. Non-GAAP financial measures do not have standardized meanings under GAAP and therefore may not be comparable to similar measures presented by other issuers. In our MD&A, we use non-GAAP financial measures such as "adjusted EPS", "adjusted net earnings", "adjusted EBIT", "adjusted EBITDA", "adjusted EBITDA margin", "total combined revenue", "backlog", "capital additions", "capital expenditures, net", "capital inventory", "capital work in progress", "cash provided by operating activities prior to change in working capital", "equity investment depreciation and amortization", "equity investment EBIT", "free cash flow", "growth capital", "invested capital", "margin", "net debt", "senior debt", "sustaining capital" and "total debt". We provide tables in this document that reconcile non-GAAP measures used to amounts reported on the face of the consolidated financial statements. A summary of our non-GAAP measures is included below under the heading "Non-GAAP financial measures".

Management's Discussion and Analysis September 30, 2021	M-1	North American Construction Group Ltd.

OVERALL PERFORMANCE
Interim MD&A - Quarter 3 Highlights

(Expressed in thousands of Canadian Dollars, except per share amounts)	Three months ended
	September 30,
	2021	2020 (iii)	Change
Revenue	$165,962	$93,563	$72,399

Gross profit	21,711	14,782	6,929
Gross profit margin(i)	13.1%	15.8%	(2.7)%

Operating income	14,373	9,521	4,852

Adjusted EBITDA(i)	47,538	37,098	10,440
Adjusted EBITDA margin(i)(ii)	22.7%	31.2%	(8.5)%

Net income	13,973	6,830	7,143
Adjusted net earnings(i)	14,127	7,451	6,676

Cash provided by operating activities	32,185	1,612	30,573
Cash provided by operating activities prior to change in working capital(i)	31,516	26,625	4,891

Free cash flow(i)	9,985	(16,952)	26,937

Purchase of PPE	28,557	23,332	5,225
Sustaining capital additions(i)	19,763	19,716	47
Growth capital additions(i)	13	4,235	(4,222)

Basic net income per share	$0.49	$0.23	$0.26
Adjusted EPS(i)	$0.50	$0.26	$0.24
(i)See "Non-GAAP Financial Measures".
(ii)Adjusted EBITDA margin is calculated using adjusted EBITDA over total combined revenue.
(iii)The prior year amounts are adjusted to reflect a change in accounting policy. See "Accounting Estimates, Pronouncement and Measures".
Starting with this Q3 Financial Report, we have begun disclosing combined results to more thoroughly reflect the growing contribution from the investments we have in partnerships and joint ventures. The details of these results can be found in note 7 of the financial statements. Moving forward, our intention is for reported revenue to reflect our wholly-owned entities with remaining interests being accounted for in equity earnings. We are confident that this will improve understanding for the readers of our financial reports.
For the three months ended September 30, 2021, revenue was $166.0 million, up from $93.6 million in the same period last year. The primary drivers of this $72.4 million increase were the re-mobilized equipment fleet at the Fort Hills mine as well as a year-over-year step change in demand for mine support work and equipment rentals at the Kearl mine. Our diversification efforts continue to drive positive changes as the July 1, 2021 acquisition of DGI (Aust) Trading Pty Ltd. ("DGI") provided a full quarter of revenue on target due to a seamless transition and strong global demand for heavy equipment parts and components. Lastly, our external maintenance program completed various projects during the quarter and is gaining back the momentum it had prior to the pandemic.
Equity earnings in the quarter of $6.8 million easily surpassed last year's busy Q3 for Nuna and set another company record for the Nuna Group of Companies. Reflecting this trend, the $43.3 million of revenue included in equity earnings this quarter compared to $25.3 million in Q3 2020. This impressive achievement was driven by the activity at the gold mine in Northern Ontario being completed by the joint venture owned by Nuna and NACG.
Adjusted EBITDA margin of 22.7% reflected stable performance at the various mine sites under consistent predictable operating conditions this quarter. Isolation protocols and vaccination requirements did increase operating costs but the impacts were not nearly as severe as Q2 2021. The margin was impacted by increased equipment maintenance activities to ensure our fleet is operating at full capacity heading into the winter season. Offsetting these decreases were both the strong performance of the newly awarded scopes at the Fort Hills mine and the diversified margin profile from parts and component sales by DGI.

Management's Discussion and Analysis September 30, 2021	M-2	North American Construction Group Ltd.

Free cash flow in the quarter of $10.0 million was generated from EBITDA less sustaining capital expenditures but was noticeably impacted by deferred timing of cash receipts from our various joint ventures which we expect to receive in the normal course.
SIGNIFICANT BUSINESS EVENTS
Credit Facility Amended and Extended
On September 29, 2021, we announced an amendment and extension of our senior secured credit facility (the “Credit Facility”). The facility maturity date has been extended by one year with a new maturity date of October 8, 2024. In addition to the extension of existing favourable terms, amendments have also been incorporated that provide us greater flexibility in operating through joint ventures, including joint ventures related to larger contracts under public-private-partnership financing models.
Contract Award and Extension
On September 14, 2021, we announced a contract award to Mikisew North American Limited Partnership ("MNALP") by a major oil sands producer. The contract extends the existing master service agreement between NACG and the producer to December 2023 as well as transitioning the contractor role to MNALP. We anticipate the contract to generate approximately $275.0 million in revenue for NACG over the term of the agreement.
Increase in Committed Scope from Contract Amendment
On July 21, 2021, we announced a contract amendment to a multiple use agreement between the MNALP and a major oil sands producer. While the amended agreement retains the expiration date of December 2023, we anticipate our share to be approximately $175.0 million in additional revenue over the remainder of the agreement.
Infrastructure Project Award
On June 21, 2021, along with our partners Acciona and Shikun & Binui, we announced the award of the Fargo-Moorhead flood diversion project in the United States. Our share of the project revenue will be approximately $650 million over the term of the contract of which the majority is expected be earned during the initial six-year construction period. This award marks the largest infrastructure project in our history and underlines the significant earth works and construction expertise that we brought to the bid process. The completion of the financial close for this project was announced on October 14, 2021.
Acquisition of Australian Component Supplier
On June 9, 2021, we announced that we had entered into a definitive agreement to acquire DGI, a supplier of production-critical mining components based in Kempsey, New South Wales, Australia. The transaction closed on July 1, 2021 for a purchase price of $18.4 million with an initial payment of $10.3 million funded through existing debt facilities. The purchase price was approximately equal to the net identifiable assets of DGI, comprised primarily of inventory, plus subsequent payments over a four-year period based on the earnings of the business.
Issuance of $74.8 million of Convertible Debentures
On June 1, 2021, we closed an offering of 5.50% convertible unsecured subordinated debentures for aggregate gross proceeds of $65.0 million. On June 4, 2021, underwriters exercised their over-allotment option, in full, to purchase an additional $9.8 million for aggregate gross proceeds of $74.8 million. The debentures trade on the Toronto Stock Exchange ("TSX") under the symbol NOA.DB.B.
Normal Course Issuer Bid
On April 9, 2021, we commenced a normal course issuer bid ("NCIB") under which a maximum number of 2,000,000 common shares were authorized to be purchased. During the nine months ended September 30, 2021, we purchased and subsequently cancelled 37,000 shares under this NCIB, which resulted in a decrease of common shares of $0.3 million and a decrease to additional paid-in capital of $0.2 million. To comply with applicable securities laws, no more than 1,497,476 voting common shares will be purchased on the New York Stock Exchange ("NYSE") or alternative trading systems. This NCIB will be terminated no later than April 8, 2022.

Management's Discussion and Analysis September 30, 2021	M-3	North American Construction Group Ltd.

FINANCIAL HIGHLIGHTS
Three and nine months ended September 30, 2021 results

	Three months ended		Nine months ended
	September 30,		September 30,
(dollars in thousands, except per share amounts)	2021	2020(iii)	2021	2020(iii)
Revenue	$165,962	$93,563	$473,142	$362,392
Project costs	63,301	27,841	155,460	100,789
Equipment costs	59,524	32,095	171,363	129,419
Depreciation	21,426	18,845	78,966	62,534
Gross profit	$21,711	$14,782	$67,353	$69,650
Gross profit margin(i)	13.1%	15.8%	14.2%	19.2%
General and administrative expenses (excluding stock-based compensation)	7,136	3,698	20,074	16,225
Stock-based compensation expense (benefit)	(62)	1,756	9,963	(2,895)
Interest expense, net	4,845	4,428	13,782	14,221
Net income	13,973	6,830	36,100	39,164

Adjusted EBITDA(i)	47,538	37,098	151,049	129,143
Adjusted EBITDA margin(i)(ii)	22.7%	31.2%	26.2%	31.2%

Per share information
Basic net income per share	$0.49	$0.23	$1.28	$1.41
Diluted net income per share	$0.44	$0.22	$1.16	$1.28
Adjusted EPS(i)	$0.50	$0.26	$1.47	$1.38
(i)See "Non-GAAP Financial Measures".
(ii)Adjusted EBITDA margin is calculated using adjusted EBITDA over total combined revenue.
(iii)The prior year amounts are adjusted to reflect a change in accounting policy. See "Accounting Estimates, Pronouncement and Measures".

Management's Discussion and Analysis September 30, 2021	M-4	North American Construction Group Ltd.

A reconciliation of total reported revenue to total combined revenue is as follows:

	Three months ended		Nine months ended
	September 30,		September 30,
(dollars in thousands)	2021	2020(ii)	2021	2020(ii)
Revenue from wholly-owned entities per financial statements	165,962	93,563	473,142	362,392
Share of revenue from investments in affiliates and joint ventures	43,274	25,279	104,186	51,094
Total combined revenue(i)	$209,236	$118,842	$577,328	$413,486
(i)See "Non-GAAP Financial Measures"
(ii)The prior year amounts are adjusted to reflect a change in accounting policy. See "Accounting Estimates, Pronouncement and Measures".

A reconciliation of net income to adjusted net earnings, adjusted EBIT and adjusted EBITDA is as follows:

	Three months ended		Nine months ended
	September 30,		September 30,
(dollars in thousands)	2021	2020(iii)	2021	2020(iii)
Net income	$13,973	$6,830	$36,100	$39,164
Adjustments:
Loss (gain) on disposal of property, plant and equipment	264	(193)	(348)	637
Stock-based compensation expense (benefit)	(62)	1,756	9,963	(2,895)
Net realized gain on derivative financial instrument	—	(551)	(2,737)	(837)
Write-down on assets held for sale	—	—	700	1,800
Tax effect of the above items	(48)	(391)	(2,211)	565
Adjusted net earnings(i)	14,127	7,451	41,467	38,434
Adjustments:
Tax effect of the above items	48	391	2,211	(565)
Interest expense, net	4,845	4,428	13,782	14,221
Income tax (benefit) expense	2,388	3,959	6,798	10,945
Equity earnings in affiliates and joint ventures	(6,833)	(5,145)	(16,279)	(7,810)
Equity investment EBIT(i)	9,489	5,345	19,544	8,609
Adjusted EBIT(i)	24,064	16,429	67,523	63,834
Adjustments:
Depreciation and amortization	21,617	19,068	79,092	63,016
Write-down on assets held for sale	—	—	(700)	(1,800)
Equity investment depreciation and amortization(i)	1,857	1,601	5,134	4,093
Adjusted EBITDA(i)	47,538	37,098	151,049	129,143
Adjusted EBITDA margin(i)(ii)	22.7%	31.2%	26.2%	31.2%
(i)See "Non-GAAP Financial Measures".
(ii)Adjusted EBITDA margin is calculated using adjusted EBITDA over total combined revenue.
(iii)The prior year amounts are adjusted to reflect a change in accounting policy. See "Accounting Estimates, Pronouncement and Measures".

A reconciliation of equity earnings in affiliates and joint ventures to equity investment EBIT is as follows:

	Three months ended		Nine months ended
	September 30,		September 30,
(dollars in thousands)	2021	2020(ii)	2021	2020(ii)
Equity earnings in affiliates and joint ventures	$6,833	$5,145	$16,279	$7,810
Adjustments:
Interest (income) expense, net	(94)	79	70	227
Income tax expense	2,768	193	3,081	249
(Gain) loss on disposal of property, plant and equipment	(18)	(72)	114	323
Equity investment EBIT(i)	$9,489	$5,345	$19,544	$8,609
(i)See "Non-GAAP Financial Measures".
(ii)The prior year amounts are adjusted to reflect a change in accounting policy. See "Accounting Estimates, Pronouncement and Measures".

Management's Discussion and Analysis September 30, 2021	M-5	North American Construction Group Ltd.

Analysis of three and nine months ended September 30, 2021 results
Revenue
For the three months ended September 30, 2021, revenue was $166.0 million, up from $93.6 million in the same period last year. As our customers continue to recover from the initial impacts of COVID-19 and navigate the challenges presented during the fourth wave of the pandemic, revenue has increased as a result of the continuation of previously delayed work, as well as an increased demand for our services on new projects. In the quarter, we re-mobilized equipment to the Fort Hills mine and began completing earthwork, overburden, and heavy civil construction activities, which is expected to continue for the remainder of the year. The suspension of work at the Fort Hills mine caused a reduction in year-over-year revenue which has returned to a more normalized level in Q3. The demand for mine support work and equipment rental support at the Kearl mine remained strong for the quarter which was complemented by the completion of a haul truck rebuild and a dozer repair through our external maintenance program. Revenue was also positively impacted by the results from the acquisition of the Australian component supplier, DGI Trading.
For the nine months ended September 30, 2021, revenue was $473.1 million, up from $362.4 million in the same period last year. This increase of 30.5% reflects the Q3 increases mentioned above combined with a strong demand for equipment rental support and overburden removal activities at the Millennium mine and an expanded winter reclamation program at the Aurora mine. The completion of the overburden and ditch construction work at the Kearl mine and higher volumes of civil construction services awarded at the Mildred Lake mine also positively impacted revenue in the year. These increases were partially offset by a reduction in winter reclamation work at the Mildred Lake mine.
Gross profit
For the three months ended September 30, 2021, gross profit was $21.7 million, and a 13.1% gross profit margin, up from a gross profit of $14.8 million and down from gross profit margin of 15.8% in the same period last year. The improvement in gross profit in the current period was driven by the increase in site activity as our customers continue to recover from the impacts of COVID-19. The operational impacts of safety protocols and workforce availability are estimated to have impacted gross profit by approximately $3.0 million net of government assistance and wage subsidy programs. The gross profit margin variance year-over-year was impacted by isolation protocols and vaccination requirements related to the pandemic. Additionally, the margin was impacted by increased equipment maintenance activities as we performed services to ensure our fleet is operating at full capacity for the large demand of work heading into the winter season. Offsetting these decreases were both the strong performance of the newly awarded scopes at the Fort Hills mine and the diversified margin profile from parts and component sales by DGI.
Q3 2021 results also include $1.4 million of salary and wage subsidies of which $1.3 million is included in gross profit. These subsidies from the Canada Emergency Wage Subsidy ("CEWS") program provided reimbursement for a portion of wages paid to employees in order to keep people employed during the pandemic and provided an offset for the significant costs incurred in the Fort McMurray region during the quarter. Q3 2020 results include $10.9 million of salary and wage subsidies of which $9.3 million is included in gross profit.
For the nine months ended September 30, 2021, gross profit was $67.4 million, and a 14.2% gross profit margin, down from $69.7 million, and a 19.2% gross profit margin, in the same period last year. The decrease in gross profit is mainly driven by a reduction in site activity in Q1 2021, coupled with the suspension of work at the Fort Hills mine that began in Q1 2020 and continued until late Q2 2021. The gross profit margin was impacted by the Q3 factors discussed above, and the reduction in activity on our winter works program at the Mildred Lake mine, as our heavy equipment fleet remained focused on overburden removal work in 2021. Increases in operating costs from employee absenteeism and disruptions to site operations due to the COVID-19 pandemic also contributed to the margin reduction. Partially offsetting these decreases was improved operating efficiency on the civil construction scope at the Mildred Lake Mine Extension project and the strong performance of the newly awarded scopes at the Fort Hills mine. Our operations support services also positively impacted margin given the nature of those mine management contracts.

Management's Discussion and Analysis September 30, 2021	M-6	North American Construction Group Ltd.

For the nine months ended September 30, 2021, results include $13.3 million of salary and wage subsidies of which $12.4 million is included in gross profit. In the same period last year, results include $10.9 million of salary and wage subsidies of which $9.9 million is included in gross profit.
For the three months ended September 30, 2021, depreciation was $21.4 million, or 12.9% of revenue, up from $18.8 million, or 20.1% of revenue, in the same period last year. The increase in depreciation is largely due to the increase in utilization of the fleet when compared to the same period last year which was significantly impacted by COVID-19. Depreciation as a percentage of revenue for three months ended September 30, 2021 decreased primarily due to the impacts of revenues not related to equipment utilization. We saw significant increases in revenue related to the acquisition of DGI and external maintenance.
For the nine months ended September 30, 2021, depreciation was $79.0 million, or 16.7% of revenue, up from $62.5 million, or 17.3% of revenue, in the same period last year. The increase in depreciation for the nine months ended September 30, 2021 is driven by the Q3 factors discussed above.
Operating income
For the three months ended September 30, 2021, we recorded operating income of $14.4 million, an increase of $4.9 million from the $9.5 million for the same period last year. General and administrative expense, excluding stock-based compensation expense, was $7.1 million (or 4.3% of revenue) for the quarter, higher than the $3.7 million (or 4.0% of revenue) in the prior year. The increase is driven by lower COVID wage subsidies received in the year. Stock-based compensation expense decreased by $1.8 million compared to the prior year primarily due to the impact of the fluctuating share price on the carrying value of our liability classified award plans.
For the nine months ended September 30, 2021, we recorded operating income of $37.7 million, a decrease of $18.0 million from the $55.7 million for the same period last year. General and administrative expense, excluding stock-based compensation expense was $20.1 million (or 4.2% of revenue) compared to the $16.2 million (or 4.5% of revenue) for the nine months ended September 30, 2020. Stock-based compensation expense increased by $12.9 million compared to the prior year primarily due to the impact of the fluctuating share price on the carrying value of our liability classified award plans.

Management's Discussion and Analysis September 30, 2021	M-7	North American Construction Group Ltd.

Non-operating income and expense

	Three months ended		Nine months ended
	September 30,		September 30,
(dollars in thousands)	2021	2020(i)	2021	2020(i)
Interest expense
Credit Facility	$1,445	$1,662	$5,032	$6,135
Convertible debentures	1,729	691	3,415	2,608
Finance lease obligations	543	770	1,780	2,489
Mortgages	242	247	728	753
Promissory notes	110	145	324	549
Financing obligations	391	452	1,196	863
Amortization of deferred financing costs	311	438	752	887
Interest expense	$4,771	$4,405	$13,227	$14,284
Other interest expense (income), net	74	23	555	(63)
Total interest expense, net	$4,845	$4,428	$13,782	$14,221
Equity earnings in affiliates and joint ventures	(6,833)	(5,145)	(16,279)	(7,810)
Net realized gain on derivative financial instrument	—	(551)	(2,737)	(837)
Income tax expense	2,388	3,959	6,798	10,945
(i)The prior year amounts are adjusted to reflect a change in accounting policy. See "Accounting Estimates, Pronouncement and Measures".

Total interest expense was $4.8 million during the three months ended September 30, 2021, a slight increase from the $4.4 million recorded in the prior year due to an increase in interest from our convertible debentures, offset by reduced interest in all other categories, largely due to reduced amounts outstanding over the respective periods. During the nine months ended September 30, 2021, total interest expense was $13.8 million, a decrease from the $14.2 million recorded in the prior year. The decrease in the nine months ended September 30, 2021 can be attributed to the lower outstanding balance on our Credit Facility.
Cash related interest expense for the three months ended September 30, 2021, calculated as interest expense excluding amortization of deferred financing costs of $0.3 million, was $4.5 million and represents an average cost of debt of 4.3% when factoring in the Credit Facility balances during the quarter (compared to 3.6% for the three months ended September 30, 2020). Cash related interest expense for the nine months ended September 30, 2021 excluding amortization of deferred financing cost of $0.8 million was $13.0 million and represents an average cost of debt of 4.1% (compared to 3.8% for the nine months ended September 30, 2020).
Equity earnings in affiliates and joint ventures of $6.8 million and $16.3 million for the three and nine months ended September 30, 2021, respectively, were generated by Nuna and other various joint ventures consolidated using the equity method. The increase in the three and nine months ended September 30, 2021 can be attributed to the ramp-up at the gold mine in Northern Ontario which commenced in late Q4 2020.
During the three and nine months ended September 30, 2021, we recognized a realized gain of nil and $7.1 million, respectively, (unrealized at December 31, 2020 of $4.3 million) on the swap agreement related to the 5.50% convertible debentures that were issued in 2017 and redeemed through issuance of 4,583,655 common shares in April 2020. During the three and nine months ended September 30, 2020, we recognized a net realized and unrealized gain of $0.6 million and $0.8 million, respectively. This swap agreement was completed during the nine months ended September 30, 2021.
We recorded deferred income tax expense of $1.8 million and $6.2 million for the three and nine months ended September 30, 2021, respectively. For the three and nine months ended September 30, 2020, we recorded income tax expense of $3.5 million and $10.5 million, respectively. Income tax expense relates to income excluding equity earnings in affiliates and joint ventures. The income tax amounts in the current year are lower due to the reduced Alberta corporate tax rate and lower earnings in the nine months ended September 30, 2021.
Net income and comprehensive income
For the three months ended September 30, 2021, we recorded $14.0 million of net income and comprehensive income (basic net income per share of $0.49 and diluted net income per share of $0.44), compared to $6.8 million net income and comprehensive income (basic net income per share of $0.23 and diluted net income per share of $0.22) recorded for the same period last year.

Management's Discussion and Analysis September 30, 2021	M-8	North American Construction Group Ltd.

For the nine months ended September 30, 2021, we recorded $36.1 million net income and comprehensive income (basic net income per share of $1.28 and diluted net income per share of $1.16), compared to $39.2 million net income and comprehensive income (basic net income per share of $1.41 and diluted net income per share of $1.28) for the same period last year.
The table below provides the calculation of our adjusted EPS:

	Three months ended		Nine months ended
	September 30,		September 30,
(dollars in thousands)	2021	2020(ii)	2021	2020(ii)
Net income	13,973	6,830	36,100	39,164
Interest from convertible debentures (after tax)	$1,478	$—	$2,931	$1,727
Diluted net income available to common shareholders	$15,451	$6,830	$39,031	$40,891

Adjusted net earnings(i)	$14,127	$7,451	$41,467	$38,434

Weighted-average number of common shares	28,436,974	29,103,731	28,281,510	27,829,951
Weighted-average number of diluted common shares	35,196,059	31,056,510	33,543,387	32,002,737

Basic net income per share	$0.49	$0.23	$1.28	$1.41
Diluted net income per share	$0.44	$0.22	$1.16	$1.28
Adjusted EPS(i)	$0.50	$0.26	$1.47	$1.38
(i)See "Non-GAAP Financial Measures".
(ii)The prior year amounts are adjusted to reflect a change in accounting policy. See "Accounting Estimates, Pronouncement and Measures".
The table below summarizes our consolidated results for the preceding eight quarters:

(dollars in millions, except per share amounts)	Q3 2021	Q2 2021	Q1 2021	Q4 2020	Q3 2020	Q2 2020	Q1 2020	Q4 2019
Revenue	$166.0	$139.3	$167.8	$136.0	$93.6	$70.6	$198.3	$188.9
Gross profit	21.7	14.5	31.2	22.6	14.8	20.7	34.1	24.5
Adjusted EBITDA(i)	47.5	42.4	61.1	46.2	37.1	31.9	59.9	47.8
Net income	14.0	2.7	19.4	10.0	6.8	13.3	19.0	8.2
Basic net income per share(iii)	$0.49	$0.10	$0.68	$0.34	$0.23	$0.46	$0.74	$0.32
Diluted net income per share(iii)	$0.44	$0.09	$0.62	$0.32	$0.22	$0.42	$0.67	$0.28
Adjusted EPS(i)(ii)(iii)	$0.50	$0.32	$0.65	$0.36	$0.26	$0.45	$0.70	$0.38

Cash dividend per share	$0.04	$0.04	$0.04	$0.04	$0.04	$0.04	$0.04	$0.04
(i)See "Non-GAAP Financial Measures".
(ii)Net income and adjusted earnings per share for each quarter have been computed based on the weighted-average number of shares issued and outstanding during the respective quarter. Therefore, quarterly amounts are not additive and may not add to the associated annual or year-to-date totals.
(iii)The timing of payment of the cash dividend per share may differ from the dividend declaration date.
(iv)The prior year amounts are adjusted to reflect a change in accounting policy. See "Accounting Estimates, Pronouncement and Measures".

For a full discussion of the factors that can generally contribute to the variations in our quarterly financial results please see “Financial Highlights” in our annual MD&A for the year ended December 31, 2020.

Management's Discussion and Analysis September 30, 2021	M-9	North American Construction Group Ltd.

LIQUIDITY AND CAPITAL RESOURCES
Summary of consolidated financial position
As at September 30, 2021, our total liquidity was $189.7 million, comprised of $15.0 million in cash and $174.7 million of unused borrowing availability on the Credit Facility.
Our liquidity is further complemented by available borrowings through our equipment leasing partners. Under the terms of our Credit Facility, our finance lease borrowing is limited to $150.0 million. As at September 30, 2021 our total available capital liquidity was $225.8 million, comprised of total liquidity of $189.7 million and $36.1 million in unused finance lease borrowing availability. Borrowing availability under finance lease obligations considers the current and long-term portion of finance lease obligations and financing obligations.

(dollars in thousands)	September 30, 2021	December 31, 2020(iii)	Change
Cash	$15,021	$43,447	$(28,426)
Working capital assets
Accounts receivable	$66,427	$36,231	$30,196
Contract assets	10,512	7,008	3,504
Inventories	49,352	19,151	30,201
Contract costs	4,253	1,969	2,284
Prepaid expenses and deposits	6,542	4,977	1,565
Working capital liabilities
Accounts payable	(70,787)	(41,428)	(29,359)
Accrued liabilities	(23,833)	(19,382)	(4,451)
Contract liabilities	(1,892)	(1,512)	(380)
Total net current working capital (excluding cash)	$40,574	$7,014	$33,560

Property, plant and equipment	646,256	632,210	14,046
Total assets	874,932	839,063	35,869

Credit Facility(i)	145,605	220,000	(74,395)
Finance lease obligations(i)	62,000	69,472	(7,472)
Financing obligations(i)	51,934	50,923	1,011
Promissory notes(i)	14,412	12,726	1,686
Senior debt(ii)	$273,951	$353,121	$(79,170)
Convertible debentures(i)	129,750	55,000	74,750
Mortgages(i)	20,795	21,206	(411)
Total debt(ii)	$424,496	$429,327	$(4,831)
Cash	(15,021)	(43,447)	28,426
Net debt(ii)	$409,475	$385,880	$23,595
Total shareholders' equity	263,023	248,443	14,580
Invested capital(ii)	$672,498	$634,323	$38,175
(i)Includes current portion.
(ii)See "Non-GAAP Financial Measures".
(iii)The prior year amounts are adjusted to reflect a change in accounting policy. See "Accounting Estimates, Pronouncement and Measures".
As at September 30, 2021, we had $1.0 million in trade receivables that were more than 30 days past due compared to $0.2 million as at December 31, 2020. As at September 30, 2021 and December 31, 2020, we did not have an allowance for credit losses related to our trade receivables as we believe that there is minimal risk in the collection of past due trade receivables. We continue to monitor the credit worthiness of our customers. As at September 30, 2021, holdbacks totaled $0.3 million, up from $0.1 million as at December 31, 2020.

Management's Discussion and Analysis September 30, 2021	M-10	North American Construction Group Ltd.

Capital additions

Reconciliation to Statements of Cash Flows	Three months ended		Nine months ended
	September 30,		September 30,
(dollars in thousands)	2021	2020(ii)	2021	2020(ii)
Purchase of PPE	$28,557	$23,332	$86,626	$89,788
Additions to intangibles	177	—	745	271
Gross capital expenditures	$28,734	$23,332	$87,371	$90,059
Proceeds from sale of PPE	(6,779)	(55)	(15,597)	(2,077)
Change in capital inventory and capital work in progress(i)	(6,354)	(212)	(8,921)	(9,484)
Capital expenditures, net(i)	$15,601	$23,065	$62,853	$78,498
Lease additions	4,175	886	19,198	27,882
Capital additions(i)	$19,776	$23,951	$82,051	$106,380
(i)See "Non-GAAP Financial Measures".
(ii)The prior year amounts are adjusted to reflect a change in accounting policy. See "Accounting Estimates, Pronouncement and Measures".

Sustaining and Growth Additions	Three months ended		Nine months ended
	September 30,		September 30,
(dollars in thousands)	2021	2020(ii)	2021	2020(ii)
Sustaining	$15,588	$18,830	$62,793	$70,629
Growth	13	4,235	60	8,755
Capital expenditures, net(i)	$15,601	23,065	$62,853	$79,384
Sustaining	4,175	886	19,198	1,264
Growth	—	—	—	25,732
Lease additions	$4,175	886	$19,198	$27,882
Sustaining	19,763	19,716	81,991	71,893
Growth	13	4,235	60	34,487
Capital additions(i)	$19,776	$23,951	$82,051	$106,380
(i)See "Non-GAAP Financial Measures".
(ii)The prior year amounts are adjusted to reflect a change in accounting policy. See "Accounting Estimates, Pronouncement and Measures".
Capital additions for the three months ended September 30, 2021 were $19.8 million ($24.0 million in the prior year). Sustaining capital expenditures in the quarter were exclusively dedicated to routine capital maintenance activities required to maintain the existing fleet. Growth capital is small commissioned equipment related to the expansion of the heavy equipment maintenance facility.
Capital additions for the nine months ended September 30, 2021 were $82.1 million ($106.4 million in the prior year) the majority of which comprised of sustaining capital additions incurred to maintain the existing fleet. Included in the prior year's growth capital was $34.5 million largely which was related to the purchase and commissioning of shovels required to fulfill performance obligations under long-term contracts.
We finance a portion of our heavy construction fleet through finance leases and we continue to lease our motor vehicle fleet through our finance lease facilities. Our sustaining capital additions financed through finance leases during the three months ended September 30, 2021 was $4.2 million ($0.9 million in the prior year). For the nine months ended September 30, 2021 sustaining capital additions financed through finance leases was $19.2 million ($27.9 million for the same period in 2020). Our equipment fleet is currently split among owned (59%), finance leased (30%) and rented equipment (11%).
For a complete discussion on our capital expenditures, please see "Liquidity and Capital Resources - Capital Resources" in our most recent annual MD&A for the year ended December 31, 2020.

Management's Discussion and Analysis September 30, 2021	M-11	North American Construction Group Ltd.

Summary of consolidated cash flows

	Three months ended		Nine months ended
	September 30,		September 30,
(dollars in thousands)	2021	2020(i)	2021	2020(i)
Cash provided by operating activities	$32,185	$1,612	$99,285	$84,057
Cash used in investing activities	(31,762)	(21,913)	(74,968)	(87,669)
Cash (used in) provided by financing activities	(1,370)	19,412	(52,737)	38,201
(Decrease) increase in cash	$(947)	$(889)	$(28,420)	$34,589
(i)The prior year amounts are adjusted to reflect a change in accounting policy. See "Accounting Estimates, Pronouncement and Measures".
Operating activities

	Three months ended		Nine months ended
	September 30,		September 30,
(dollars in thousands)	2021	2020(ii)	2021	2020(ii)
Cash provided by operating activities prior to change in working capital(i)	$31,516	$26,625	$119,637	$105,287
Net changes in non-cash working capital	669	(25,013)	(20,352)	(21,230)
Cash provided by operating activities	$32,185	$1,612	$99,285	$84,057
(i)See "Non-GAAP Financial Measures".
(ii)The prior year amounts are adjusted to reflect a change in accounting policy. See "Accounting Estimates, Pronouncement and Measures".
Cash provided by operating activities for the three months ended September 30, 2021 was $32.2 million, compared to cash provided by operating activities of $1.6 million in for the three months ended September 30, 2020. Cash provided by operating activities for the nine months ended September 30, 2021 was $99.3 million, compared to cash provided by operating activities of $84.1 million for the nine months ended September 30, 2020. The increase in cash flow in both current year periods is a result of improved EBITDA and changes to working capital balances due to the acquisition of DGI. The Cash provided by or used in the net change in non-cash working capital specific to operating activities are summarized in the table below:

	Three months ended		Nine months ended
	September 30,		September 30,
(dollars in thousands)	2021	2020(i)	2021	2020(i)
Accounts receivable	$(16,319)	$(17,579)	$(28,286)	$21,030
Contract assets	(5,099)	(3,784)	(3,504)	14,999
Inventories	(7,228)	1,743	(16,051)	1,580
Contract costs	182	(291)	(2,284)	(514)
Prepaid expenses and deposits	(1,135)	(2,415)	(483)	(903)
Accounts payable	20,743	(617)	25,754	(53,553)
Accrued liabilities	8,899	(1,837)	4,122	(3,968)
Contract liabilities	626	(233)	380	99
	$669	$(25,013)	$(20,352)	$(21,230)
(i)The prior year amounts are adjusted to reflect a change in accounting policy. See "Accounting Estimates, Pronouncement and Measures".
Investing activities
Cash used in investing activities for the three months ended September 30, 2021 was $31.8 million, compared to cash used in investing activities of $21.9 million for the three months ended September 30, 2020. Current period investing activities largely relate to the acquisition of DGI for net cash consideration of $11.4 million and $28.6 million for the purchase of property, plant and equipment, partially offset by $6.8 million cash received on disposal of property, plant and equipment. Prior year investing activities included $23.3 million for the purchase of property, plant and equipment, partially offset by $0.1 million cash received on the disposal of property, plant and equipment.
Cash used in investing activities for the nine months ended September 30, 2021 was $75.0 million, compared to cash used in investing activities of $87.7 million for the nine months ended September 30, 2020. Current year to date investing activities largely relate to the acquisition of DGI for net cash consideration of $11.4 million and $86.6 million for the purchase of property, plant and equipment, offset by $15.6 million in proceeds from the disposal of property, plant and equipment and a $7.1 million gain from the settlement of the derivative financial instrument. Prior year investing activities included $89.8 million for the purchase of property, plant and equipment, offset by $2.1

Management's Discussion and Analysis September 30, 2021	M-12	North American Construction Group Ltd.

million in proceeds from the disposal of property, plant and equipment and $2.4 million of net repayments received primarily from activity within the Nuna Group of Companies.
Financing activities
Cash used in financing activities during the three months ended September 30, 2021 was $1.4 million, which included $19.9 million in proceeds from long-term debt offset by $4.6 million of long-term debt repayments, $10.2 million in finance lease obligation repayments and dividend payments of $1.1 million. Cash provided by financing activities during the three months ended September 30, 2020 was $19.4 million, which included proceeds from long-term debt of $35.0 million, offset by $3.7 million of long-term debt repayments, $7.9 million in finance lease obligation repayments.
Cash used in financing activities during the nine months ended September 30, 2021 was $52.7 million, which included $116.4 million in proceeds from long-term debt offset by $114.1 million of long-term debt repayments, $26.7 million in finance lease obligation repayments, $16.5 million from the share purchase program, $3.5 million in financing fees for new 5.50% convertible unsecured subordinated debentures, and dividend payments of $3.3 million. Cash provided by financing activities during the nine months ended September 30, 2020 was $38.2 million, which included $145.2 million in proceeds from long-term debt offset by $59.1 million of long-term debt repayments, $26.1 million in finance lease obligation repayments, $9.8 million for purchase of treasury shares, dividend payments of $3.2 million and $9.1 million from the share purchase program.
Free cash flow

	Three months ended		Nine months ended
	September 30,		September 30,
(dollars in thousands)	2021	2020(ii)	2021	2020(ii)
Cash provided by operating activities	$32,185	$1,612	$99,285	$84,057
Cash used in investing activities	(31,762)	(21,913)	(74,968)	(87,669)
Capital additions financed by leases	(4,175)	(886)	(19,198)	(27,882)
Add back:
Growth capital additions	13	4,235	60	34,487
Acquisition of DGI Trading Pty Limited	13,724	—	13,724	—
Free cash flow(i)	$9,985	$(16,952)	$18,903	$2,993
(i)See "Non-GAAP Financial Measures".
(ii)The prior year amounts are adjusted to reflect a change in accounting policy. See "Accounting Estimates, Pronouncement and Measures".

Free cash flow of $10.0 million in the quarter was positively impacted by higher profitability offset by changes in working capital balances and balances owed by joint ventures. Positive cash flow of $23.8 million was generated by adjusted EBITDA of $47.5 million offset by sustaining capital additions of $19.8 million and cash interest paid of $4.0 million. Sustaining maintenance expenditures remained consistent with the expectations of the 2021 capital maintenance plan reflecting necessary maintenance in anticipation of our busy winter season.
Free cash flow for the nine months ended September 30, 2021 was $18.9 million driven by strong operating results offset by investments in working capital, capital work in progress and joint ventures. Positive cash flow of $57.8 million was generated by the adjusted EBITDA of $151.0 million, offset by sustaining capital additions of $82.0 million and cash interest paid of $11.3 million. As mentioned, the remaining differences relate to timing as we invest in component inventory and our growing capital rebuild programs. In addition, the various joint ventures we support and invest in generally distribute cash as part of their year-end processes.

Management's Discussion and Analysis September 30, 2021	M-13	North American Construction Group Ltd.

Contractual obligations
Our principal contractual obligations relate to our long-term debt; finance and operating leases; capital for property, plant and equipment; and supplier contracts. The following table summarizes our future contractual obligations as of September 30, 2021, excluding interest where interest is not defined in the contract (non-lease components of lease commitments and supplier contracts). The future interest payments were calculated using the applicable interest rates and balances as at September 30, 2021 and may differ from actual results.

	Payments due by fiscal year
(dollars in thousands)	Total	2021	2022	2023	2024	2025 and thereafter
Credit Facility	$158,520	$1,076	$4,270	$4,270	$148,904	$—
Convertible debentures	170,903	2,056	6,861	6,861	6,861	148,264
Mortgage	33,723	388	1,548	1,544	1,540	28,703
Promissory notes	14,896	1,291	5,162	5,162	2,501	780
Finance leases (i)	57,295	6,995	23,023	14,935	9,743	2,599
Operating leases(ii)	13,856	341	1,222	1,085	877	10,331
Non-lease components of lease commitments(iii)	800	56	388	159	—	197
Financing obligations	54,752	3,850	15,401	15,401	15,766	4,334
Supplier contracts	5,272	5,272	—	—	—	—
Contractual obligations	$510,017	$21,325	$57,875	$49,417	$186,192	$195,208
(i)Finance leases are net of receivable on heavy equipment operating subleases of $7,511 (2021 - $835; 2022 - $3,338; 2023 - $3,338).
(ii)Operating leases are net of receivables on subleases of $5,475 (2021 - $848; 2022 - $2,638; 2023 - $1,496; 2024 - $493).
(iii)Non-lease components of lease commitments are net of receivables on subleases of $2,618 (2021 - $419; 2022 - $1,467; 2023 - $730; 2024 - $2). These commitments include common area maintenance, management fees, property taxes and parking related to operating leases.
Our total contractual obligations of $510.0 million as at September 30, 2021 increased from $498.4 million as at December 31, 2020, primarily as a result of the decrease to amounts outstanding under the Credit Facility of $81.3 million and a decrease to supplier contracts of $6.4 million, offset by an increase in convertible debentures of $100.8 million and an increase to financing obligations of $0.5 million.
We have no off-balance sheet arrangements.
Credit Facility
Our Credit Facility allows for borrowing under the revolving loan to $325.0 million with the ability to increase the maximum borrowings by an additional $50.0 million subject to certain conditions and permits finance lease debt to a limit of $150.0 million. This facility matures on October 8, 2024, with an option to extend on an annual basis, subject to certain conditions.
As at September 30, 2021, the Credit Facility had borrowings of $145.6 million (December 31, 2020 - $220.0 million) and $4.7 million in issued letters of credit (December 31, 2020 - $0.9 million). At September 30, 2021, our borrowing availability under the Credit Facility was $174.7 million (December 31, 2020 - $104.1 million).
Under the terms of the Credit Facility the Senior Leverage Ratio is to be maintained at less than or equal to 3.0:1. In the event we enter into a material acquisition, the maximum allowable Senior Leverage Ratio would increase to 3.50:1 for four quarters following the acquisition. The Fixed Charge Coverage Ratio is to be maintained at a ratio greater than 1.15:1.
Financial covenants are to be tested quarterly on a trailing four quarter basis. As at September 30, 2021, we were in compliance with all Credit Facility covenants. We fully expect to maintain compliance with our financial covenants during the subsequent twelve-month period.
Debt ratings
On April 1, 2021, S&P Global Ratings ("S&P") reiterated our Company outlook as "stable" and maintained our long-term corporate credit rating at "B+". For a complete discussion on debt ratings, see "Capital Structure and Securities - Debt Ratings" in our most recent AIF for the year ended December 31, 2020.

Management's Discussion and Analysis September 30, 2021	M-14	North American Construction Group Ltd.

Outstanding share data
Common shares
We are authorized to issue an unlimited number of voting common shares and an unlimited number of non-voting common shares. On June 12, 2014, we entered into a trust agreement whereby the trustee may purchase and hold common shares, classified as treasury shares on our consolidated balance sheets, until such time that units issued under the equity classified long-term incentive plans are to be settled. Units granted under such plans typically vest at the end of a three-year term.
As at October 23, 2021, there were 30,002,028 voting common shares outstanding, which included 1,564,813 voting common shares held by the trust and classified as treasury shares on our consolidated balance sheets (30,002,028 common shares, including 1,561,696 common shares classified as treasury shares at September 30, 2021). Additionally, as at September 30, 2021, there were an aggregate of 20,900 vested and unvested options outstanding under our Amended and Restated 2004 Share Option Plan which, in the event of full vesting and exercise, would result in the issuance of 20,900 common voting shares.
For a more detailed discussion of our share data, see "Capital Structure and Securities - Capital Structure" in our most recent AIF.
Convertible debentures

	September 30, 2021	December 31, 2020
5.50% convertible debentures	$74,750	$—
5.00% convertible debentures	55,000	55,000
	$129,750	$55,000
On June 1, 2021, we issued $65.0 million aggregate principal amount of 5.50% convertible unsecured subordinated debentures. On June 4, 2021, the underwriters exercised the over-allotment option, in full, purchasing an additional $9.8 million aggregate principal amount of 5.50% unsecured subordinated debentures.
The terms of the convertible debentures are summarized as follows:

	Date of issuance	Maturity	Conversion price	Share equivalence per $1000 debenture	Debt issuance costs
5.50% convertible debentures	June 1, 2021	June 30, 2028	$24.75	$40.4040	$3,509
5.00% convertible debentures	March 20, 2019	March 31, 2026	$26.25	$38.0952	$2,691
Interest on the 5.50% convertible debenture is payable semi-annually in arrears on June 30 and December 31 of each year, commencing on December 31, 2021. Interest on the 5.00% convertible debentures is payable semi-annually on March 31 and September 30 of each year.
The 5.50% convertible debentures are not redeemable prior to June 30, 2024, except under certain exceptional circumstances. The 5.50% convertible debentures maybe be redeemed at the option of the Company, in whole or in part, at any time on or after June 30, 2024 at a redemption price equal to the principal amount provided that the market price of the common shares is at least 125% of the conversion price; and on or after June 30, 2026 at a redemption price equal to the principal amount. In each case, we will pay accrued and unpaid interest on the debentures redeemed to the redemption date.
The 5.00% convertible debentures are only redeemable under certain conditions after a change in control has occurred. If a change in control occurs, we are required to offer to purchase all of the 5.00% convertible debentures at a price equal to 101% of the principal amount plus accrued and unpaid interest to the date of purchase.
During the three and nine months ended September 30, 2021, we realized gains of $nil and $7.1 million, respectively, (unrealized gain at December 31, 2020 of $4.3 million) on the swap agreement related to 5.50% convertible debentures that were issued in 2017 and redeemed through issuance of 4,583,655 common shares in April 2020. During the three and nine months ended September 30, 2020, we recognized a net realized and unrealized gain of $0.6 million and $0.8 million, respectively. This swap agreement was completed during the nine months ended September 30, 2021.

Management's Discussion and Analysis September 30, 2021	M-15	North American Construction Group Ltd.

Share purchase program
On April 9, 2021, we commenced a NCIB under which a maximum number of 2,000,000 common shares were authorized to be purchased. During the nine months ended September 30, 2021, we purchased and subsequently cancelled 37,000 shares under this NCIB, at an average price of $13.86 per share. This resulted in a decrease to common shares of $0.3 million and a decrease to additional paid-in capital of $0.2 million. This NCIB will terminate no later than April 8, 2022.
ACCOUNTING ESTIMATES, PRONOUNCEMENTS AND MEASURES
Critical accounting estimates
The preparation of our consolidated financial statements, in conformity with US GAAP, requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the reporting period. For a full discussion of our critical accounting estimates, see "Critical Accounting Estimates" in our annual MD&A for the year ended December 31, 2020.
Change in significant accounting policy - Basis of presentation
Prior to July 1, 2021, we elected to apply the provision available to entities operating within the construction industry to apply proportionate consolidation to unincorporated entities that would otherwise be accounted for using the equity method. During the three months ended September 30, 2021, we elected to change this policy to account for these unincorporated entities using the equity method, resulting in a change to the consolidation method for Dene North Site Services and Mikisew North American Limited Partnership. This change allows for consistency in the presentation of our investments in affiliates and joint ventures. We have accounted for the change retrospectively according to the requirements of US GAAP Accounting Standards Codification ("ASC") 250 by restating the comparative periods. For full disclosure, refer to note 14 in our Financial Statements for September 30, 2021.
Issued accounting pronouncements not yet adopted
Debt with conversion and other options
In September 2020, the FASB issued ASU 2020-06, Debt - Debt with Conversion and Other Options and Derivatives and Hedging - Contracts in Entity's own Equity. This accounting standard update was issued to address issues identified as a result of the complexity associated with GAAP for certain financial instruments with characteristics of liabilities and equity. This ASU will be effective January 1, 2022 with early adoption permitted. We are assessing the impact the adoption of this standard will have on our consolidated financial statements.
Backlog
The following summarizes our non-GAAP reconciliation of backlog as at September 30, 2021:

(dollars in thousands)	September 30, 2021	December 31, 2020(ii)
Performance obligations per financial statements	$189,945	$126,816
Add: undefined committed volumes	848,395	609,736
Backlog(i)	$1,038,340	$736,552

Revenue generated from backlog year to date	$235,026	$297,780
(i)See "Non-GAAP Financial Measures".
(ii)The prior year amounts are adjusted to reflect a change in accounting policy. See "Accounting Estimates, Pronouncement and Measures".
We recognized $235.0 million of revenue from the backlog during the nine months ended September 30, 2021. Our backlog increased by $301.8 million from December 31, 2020. As at September 30, 2021, we estimate that approximately $62.2 million of our backlog reported above will give rise to revenue generated over the remainder of 2021.
Our equity method investments also have a backlog of which our share was $863.7 million as at September 30, 2021, (December 31, 2020 - $190.3 million), resulting in a combined backlog of $1,902.0 million as at September 30, 2021 (December 31, 2020 - $936.0 million).

Management's Discussion and Analysis September 30, 2021	M-16	North American Construction Group Ltd.

Non-GAAP financial measures
"Adjusted net earnings" is defined as net income excluding the effects of unrealized foreign exchange gain or loss, realized and unrealized gain or loss on derivative financial instruments, cash and non-cash (liability and equity classified) stock-based compensation expense, gain or loss on disposal of property, plant and equipment and certain other non-cash items included in the calculation of net income.
"Adjusted EBIT" is defined as adjusted net earnings before the effects of interest expense, income taxes and equity earnings in affiliates and joint ventures, but including the equity investment EBIT from our affiliates and joint ventures accounted for using the equity method.
“Equity investment EBIT” is defined as our proportionate share (based on ownership interest) of equity earnings in affiliates and joint ventures before the effects of gain or loss on disposal of property, plant and equipment, interest expense and income taxes.
"Equity investment depreciation and amortization" is defined as our proportionate share (based on ownership interest) of depreciation and amortization in other affiliates and joint ventures accounted for using the equity method.
“Adjusted EBITDA” is defined as adjusted EBIT before the effects of depreciation, amortization and equity investment depreciation and amortization.
We believe that adjusted EBIT and adjusted EBITDA are meaningful measures of business performance because they exclude items that are not directly related to the operating performance of our business. Management reviews these measures to determine whether property, plant and equipment are being allocated efficiently.
"Adjusted EPS" is defined as adjusted net earnings, divided by the weighted-average number of common shares.
As adjusted EBIT, adjusted EBITDA, adjusted net earnings and adjusted EPS are non-GAAP financial measures, our computations may vary from others in our industry. These measures should not be considered as alternatives to operating income or net income as measures of operating performance or cash flows and they have important limitations as analytical tools and should not be considered in isolation or as substitutes for analysis of our results as reported under US GAAP. For example adjusted EBITDA does not:
•reflect cash expenditures or requirements for capital expenditures or proceeds from capital disposals;
•reflect changes in our cash requirements for our working capital needs;
•reflect interest expense or cash requirements necessary to service interest or principal payments on our debt;
•include tax payments or recoveries that represent a reduction or increase in cash available to us; or
•reflect cash requirements for assets being depreciated that may have to be replaced in the future.
"Margin" is defined as the financial number as a percent of total reported revenue. Examples where we use this reference and related calculation are in relation to "gross profit margin", or "operating income margin". We will often identify a relevant financial metric as a percentage of revenue and refer to this as a margin for that financial metric.
"Adjusted EBITDA Margin" and "Adjusted EBIT Margin" are defined as adjusted EBITDA or adjusted EBIT divided by total combined revenue. Management reviews these measures to assess our core operating performance.
"Total combined revenue" is defined as consolidated revenue per the financial statements combined with our share of revenue from affiliates and joint ventures that are accounted for using the equity method. This measure is reviewed by management to assess the impact of affiliates and joint ventures' revenue on adjusted EBITDA margin and provide normalized adjusted EBITDA margin to investors.
We believe that presenting relevant financial metrics as a percentage of revenue is a meaningful measure of our business as it provides the performance of the financial metric in the context of the performance of revenue. Management reviews margins as part of its financial metrics to assess the relative performance of its results.
"Total debt" is defined as the sum of the outstanding principal balance (current and long-term portions) of: (i) finance leases; (ii) borrowings under our Credit Facility (excluding outstanding Letters of Credit); (iii) convertible unsecured subordinated debentures; (iv) mortgage; (v) promissory notes; and (vi) financing obligations. We believe total debt is a meaningful measure in understanding our complete debt obligations.

Management's Discussion and Analysis September 30, 2021	M-17	North American Construction Group Ltd.

"Net debt" is defined as total debt less cash and cash equivalents recorded on the balance sheets. Net debt is used by us in assessing our debt repayment requirements net of available cash.
"Senior debt" is defined as total debt, excluding convertible debentures, deferred financing costs, mortgages related to NACG Acheson Ltd. and debt related to investment in affiliates and joint ventures. Senior debt is used primarily for our bank covenants contained in the Credit Facility agreement.
"Invested capital" is defined as total shareholders' equity plus net debt.
"Cash provided by operating activities prior to change in working capital" is defined as cash used in or provided by operating activities excluding net changes in non-cash working capital.
"Free cash flow" is defined as cash from operations less cash used in investing activities including finance lease additions but excluding cash used for growth capital. We believe that free cash flow is a relevant measure of cash available to service our total debt repayment commitments, pay dividends, fund share purchases and fund both growth capital expenditures and potential strategic initiatives.
"Backlog" is a measure of the amount of secured work we have outstanding and, as such, is an indicator of a base level of future revenue potential. We define backlog as work that has a high certainty of being performed as evidenced by the existence of a signed contract or work order specifying expected job scope, value and timing. Backlog, while not a GAAP term is similar in nature and definition to the "transaction price allocated to the remaining performance obligations", defined under US GAAP and reported in "Note 5 - Revenue" in our financial statements. When the two numbers differ, the variance relates to expected scope where we have a contractual commitment, but the customer has not yet provided specific direction.
“Growth capital” is defined as new or used revenue-generating and customer facing assets which are not intended to replace an existing asset and have been commissioned and are available for use. These expenditures are made with the intent of resulting in a meaningful increase to earnings and cash flow potential.
“Sustaining capital” is defined as expenditures, net of routine disposals, related to property, plant and equipment which have been commissioned and are available for use operated to maintain and support existing earnings and cash flow potential and do not include the characteristics of growth capital.
"Capital expenditures, net" is defined as growth capital and sustaining capital.
"Capital additions" is defined as capital expenditures, net and lease additions.
"Capital inventory" is defined as rotatable parts included in property, plant and equipment held for use in the overhaul of property, plant and equipment.
“Capital work in progress” is defined growth capital and sustaining capital prior to commissioning and not available for use.
We believe that capital expenditures, net and its components are a meaningful measure to assess resource allocation.
INTERNAL SYSTEMS AND PROCESSES
Evaluation of disclosure controls and procedures
Our disclosure controls and procedures are designed to provide reasonable assurance that information we are required to disclose is recorded, processed, summarized and reported within the time periods specified under Canadian and US securities laws. They include controls and procedures designed to ensure that information is accumulated and communicated to management, including the Chief Executive Officer and the Executive Vice President & Chief Financial Officer to allow timely decisions regarding required disclosures.
An evaluation was carried out under the supervision of and with the participation of management, including the Chief Executive Officer and the Executive Vice President & Chief Financial Officer of the effectiveness of our disclosure controls and procedures as defined in Rule 13a-15(e) under the US Securities Exchange Act of 1934, as amended, and in National Instrument 52-109 under the Canadian Securities Administrators Rules and Policies. Based on this evaluation, our Chief Executive Officer and the Executive Vice President & Chief Financial Officer concluded that as of September 30, 2021 such disclosure controls and procedures were effective.

Management's Discussion and Analysis September 30, 2021	M-18	North American Construction Group Ltd.

Management’s report on internal control over financial reporting
In early 2020, many of our corporate office staff and site administrative staff began working remotely from home due to the COVID-19 pandemic. This change required certain processes and controls that were previously done or documented manually to be completed and retained in electronic form. Despite the changes required by the current environment, there have been no significant changes to our internal controls over financial reporting (“ICFR”) for the three and nine months ended September 30, 2021 that have materially affected, or are reasonably likely to affect, our ICFR.
LEGAL AND LABOUR MATTERS
Laws and Regulations and Environmental Matters
Please see “Our Business - Health, Safety and Environmental” in our most recent annual information form ("AIF") for a complete discussion on this topic.
Employees and Labour Relations
As at September 30, 2021, we had 196 salaried employees (September 30, 2020 - 166 salaried employees) and 1,563 hourly employees (September 30, 2020 - 1,231 hourly employees) in our western Canadian operations (excluding employees employed by Nuna). Of the hourly employees, approximately 84% of the employees are union members and work under collective bargaining agreements (September 30, 2020 - 82% of the employees).
Existing terms of the collective bargaining agreement with the International Union of Operating Engineers continue to apply while renewal discussions continue. Dialogue continued throughout Q3 2021 and we are optimistic that the renewal will be finalized in Q4 2021. Our hourly workforce fluctuates according to the seasonality of our business and the staging and timing of projects by our customers. The hourly workforce for our ongoing operations ranges in size from approximately 700 employees to approximately 1,800 employees, depending on the time of year, types of work and duration of awarded projects.
We also utilize the services of subcontractors in our business. Subcontractors perform an estimated 7% to 10% of the work we undertake.
OUTLOOK
Our focus and priorities through the remainder of 2021 and into 2022 are as follows:
•Safety - focus on people and relationships as we emerge from the pandemic, maintain an uncompromising commitment to health and safety while elevating the standard of excellence in the field.
•Sustainability - commitment to the continued development of sustainability targets and consistent measurement of progress to those targets.
•Diversification - continue to pursue further diversification of customer, resource and geography through strategic partnerships, industry expertise and/or investment in Indigenous joint ventures.
•Execution - enhance our record of operational excellence with respect to fleet maintenance, availability and utilization through leverage of our reliability programs, technical improvements and management systems.

Management's Discussion and Analysis September 30, 2021	M-19	North American Construction Group Ltd.

The following table provides projected key measures for the remainder of 2021 and 2022. These measures are predicated on contracts currently in place, including expected renewals, and the heavy equipment fleet that we own and operate.

Key measures	2021	2022
Adjusted EBITDA	$205 - $215M	$215 - $245M
Sustaining capital	$95 - $105M	$110 - $120M
Adjusted EPS	$1.95 - $2.15	$2.15 - $2.55
Free cash flow	$65 - $85M	$95 - $115M

Capital allocation measures
Deleverage	$15 - $35M
Share purchases	$17 - $35M
Growth capital and acquisitions	$25 - $35M

Leverage ratios
Senior debt	1.1x - 1.5x
Net debt	1.7x - 2.1x
On April 1, 2020, the Government of Canada announced the Canada Emergency Wage Subsidy program, which was created to help employers prevent further job losses by keeping employees on payroll during the COVID-19 pandemic. Recently, the Government of Canada extended this program to October 2021 and we expect that we will be participating in this for all periods in which we are eligible.
FORWARD-LOOKING INFORMATION
Our MD&A is intended to enable readers to gain an understanding of our current results and financial position. To do so, we provide information and analysis comparing results of operations and financial position for the current period to that of the preceding periods. We also provide analysis and commentary that we believe is necessary to assess our future prospects. Accordingly, certain sections of this report contain forward-looking information that is based on current plans and expectations. Our forward-looking information is information that is subject to known and unknown risks and other factors that may cause future actions, conditions or events to differ materially from the anticipated actions, conditions or events expressed or implied by such forward-looking information. Readers are cautioned that actual events and results may vary from the forward-looking information.
Forward-looking information is information that does not relate strictly to historical or current facts and can be identified by the use of the future tense or other forward-looking words such as "assume", "believe", "continue", "expect", "project", "will" or the negative of those terms or other variations of them or comparable terminology.
Examples of such forward-looking information in this document include, but are not limited to, statements with respect to the following, each of which is subject to significant risks and uncertainties and is based on a number of assumptions which may prove to be incorrect:
•Our assumptions regarding revenues to be generated from recently announced contract awards amendments;
•Amounts in the “Outlook” portion of this MD&A as projected key measures for the remainder of 2021 and 2022;
•Our belief that we will perform our contractual obligations and renew contracts as they approach expiration;
•Our expectation that we will continue to maintain compliance with our financial covenants.
•Statements regarding levels of Backlog and the periods of time over which we expect to perform Backlog;
•Our belief that there is minimal risk in the collection of past due trade receivables; and
•Our expectation that we will continue to participate in the Canada Emergency Wage Subsidy program.
Assumptions
Material factors or assumptions used to develop the forward-looking statements include, but are not limited to:
•consistent or improved site access restrictions related to COVID-19 safety protocols;
•oil prices remaining stable and not dropping significantly in 2021 and 2022;
•oil sands production continuing to be resilient to drops in oil prices due to our customer's desire to lower their operating cost per barrel;
•continuing demand for heavy construction and earth-moving services including in diversified resources;

Management's Discussion and Analysis September 30, 2021	M-20	North American Construction Group Ltd.

•continuing demand for external heavy equipment maintenance services and our ability to hire and retain sufficient qualified personnel and to have sufficient maintenance facility capacity to capitalize on that demand;
•our ability to maintain our expenses at current levels in proportion to our revenue;
•work continuing to be required under our master services agreements with various customers and such master services agreements remaining intact;
•our customers' continued willingness and ability to meet their contractual obligations to us;
•our customers' continued economic viability, including their ability to pay us in a timely fashion;
•our customers and potential customers continuing to outsource activities for which we are capable of providing;
•our ability to maintain the right size and mix of equipment in our fleet and to secure specific types of rental equipment to support project development activity enables us to meet our customers' variable service requirements while balancing the need to maximize utilization of our own equipment and that our equipment maintenance costs are similar to our historical experience;
•our continued ability to access sufficient funds to meet our funding requirements;
•our success in executing our business strategy, identifying and capitalizing on opportunities, managing our business, maintaining and growing our relationships with customers, retaining new customers, competing in the bidding process to secure new projects and identifying and implementing improvements in our maintenance and fleet management practices;
•our relationships with the unions representing certain of our employees continuing to be positive; and
•our success in improving profitability and continuing to strengthen our balance sheet through a focus on performance, efficiency and risk management.
and are subject to the risks and uncertainties highlighted in our MD&A for the year ended December 31, 2020 and in our most recently filed Annual Information Form.
While we anticipate that subsequent events and developments may cause our views to change, we do not have an intention to update this forward-looking information, except as required by applicable securities laws. This forward-looking information represents our views as of the date of this document and such information should not be relied upon as representing our views as of any date subsequent to the date of this document. We have attempted to identify important factors that could cause actual results, performance or achievements to vary from those current expectations or estimates expressed or implied by the forward-looking information. However, there may be other factors that cause results, performance or achievements not to be as expected or estimated and that could cause actual results, performance or achievements to differ materially from current expectations. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those expected or estimated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. These factors are not intended to represent a complete list of the factors that could affect us. See “Assumptions” above, “Assumptions” and “Business Risk Factors” in our annual MD&A for the year ended December 31, 2020 and risk factors highlighted in materials filed with the securities regulatory authorities filed in the United States and Canada from time to time, including, but not limited to, our most recent Annual Information Form.
Risk Management
We are exposed to liquidity, market and credit risks associated with its financial instruments. Management performs a risk assessment on a continual basis to help ensure that all significant risks related to our Company and operations have been reviewed and assessed to reflect changes in market conditions and operating activities.
Market Risk
Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices such as foreign currency exchange rates and interest rates. The level of market risk to which we are exposed at any point in time varies depending on market conditions, expectations of future price or market rate movements and composition of our financial assets and liabilities held, non-trading physical assets and contract portfolios. We have experienced no material change in market risk as of the quarter ended September 30, 2021. For a full discussion of market risk please see our annual MD&A for the year ended December 31, 2020.

Management's Discussion and Analysis September 30, 2021	M-21	North American Construction Group Ltd.

Risk Factors Related to COVID-19
In March 2020, the COVID-19 outbreak was declared a pandemic by the World Health Organization. Governments worldwide, including in Canada, enacted emergency measures to combat the spread of the virus, including the implementation of travel bans, quarantine periods and social distancing. The situation continues to evolve while markets and economies have somewhat stabilized, with governments and industry implementing measures to mitigate the impacts of the pandemic. As populations in Canada and many other countries are being vaccinated, governments are beginning to lift emergency measures. Should the pandemic worsen, we could be subject to additional or continued adverse impacts, including, but not limited to restrictions or limitations on the ability of our employees, contractors, suppliers and customers to conduct business due to quarantines, closures or travel restrictions, including the potential for deferral or cessation of ongoing or planned projects. The ultimate duration and magnitude of the pandemic and its financial effect on us is not known at this time. We are continuously monitoring the situation, however, and working with our customers and suppliers to mitigate its effects.
ADDITIONAL INFORMATION
Our corporate head office is located at 27287 - 100 Avenue, Acheson, Alberta, T7X 6H8. Telephone and facsimile are 780-960-7171 and 780-969-5599, respectively.
Additional information relating to us, including our AIF dated December 31, 2020, can be found on the Canadian Securities Administrators System for Electronic Document Analysis and Retrieval ("SEDAR") database at www.sedar.com, the Securities and Exchange Commission’s website at www.sec.gov and on our company website at www.nacg.ca.

Management's Discussion and Analysis September 30, 2021	M-22	North American Construction Group Ltd.

Interim Consolidated Balance Sheets
(Expressed in thousands of Canadian Dollars)
(Unaudited)

	Note	September 30, 2021	December 31, 2020
			Note 14
Assets
Current assets
Cash		$15,021	$43,447
Accounts receivable	4, 7	66,427	36,231
Contract assets	5(b)	10,512	7,008
Inventories	6	49,352	19,151
Prepaid expenses and deposits		6,542	4,977
Assets held for sale		723	4,129
Derivative financial instruments		—	4,334
		148,577	119,277
Property, plant and equipment, net of accumulated depreciation of $331,617 (December 31, 2020 – $302,682)		646,256	632,210
Operating lease right-of-use assets		15,820	18,192
Investments in affiliates and joint ventures	7	52,936	46,263
Other assets		7,355	6,336
Goodwill and intangible assets	8	3,988	378
Deferred tax assets		—	16,407
Total assets		$874,932	$839,063
Liabilities and shareholders’ equity
Current liabilities
Accounts payable	7	$70,787	$41,428
Accrued liabilities		23,833	19,382
Contract liabilities	5(b)	1,892	1,512
Current portion of long-term debt	9	19,540	16,263
Current portion of finance lease obligations		26,416	26,895
Current portion of operating lease liabilities		3,333	4,004
		145,801	109,484
Long-term debt	9	337,609	341,396
Finance lease obligations		35,584	42,577
Operating lease liabilities		12,475	14,118
Other long-term obligations		26,426	18,850
Deferred tax liabilities		54,014	64,195
		611,909	590,620
Shareholders' equity
Common shares (authorized – unlimited number of voting common shares; issued and outstanding – September 30, 2021 - 30,002,028 (December 31, 2020 – 31,011,831))	10(a)	246,815	255,064
Treasury shares (September 30, 2021 - 1,561,696 (December 31, 2020 - 1,845,201))	10(a)	(17,735)	(18,002)
Additional paid-in capital		36,257	46,536
Deficit		(2,308)	(35,155)
Accumulated other comprehensive loss		(6)	—
Shareholders' equity		263,023	248,443
Total liabilities and shareholders’ equity		$874,932	$839,063
See accompanying notes to interim consolidated financial statements.

Interim Consolidated Financial Statements (Unaudited) September 30, 2021	F-1	North American Construction Group Ltd.

Interim Consolidated Statements of Operations and
Comprehensive Income
(Expressed in thousands of Canadian Dollars, except per share amounts)
(Unaudited)

		Three months ended		Nine months ended
		September 30,		September 30,
	Note	2021	2020	2021	2020
			Note 14		Note 14
Revenue	5,8	$165,962	$93,563	$473,142	$362,392
Project costs	11(b)	63,301	27,841	155,460	100,789
Equipment costs	11(b)	59,524	32,095	171,363	129,419
Depreciation		21,426	18,845	78,966	62,534
Gross profit		21,711	14,782	67,353	69,650
General and administrative expenses	11(b),8	7,074	5,454	30,037	13,330
Loss (gain) on disposal of property, plant and equipment		264	(193)	(348)	637
Operating income		14,373	9,521	37,664	55,683
Interest expense, net	12	4,845	4,428	13,782	14,221
Equity earnings in affiliates and joint ventures	7	(6,833)	(5,145)	(16,279)	(7,810)
Net realized gain on derivative financial instrument	9(b)	—	(551)	(2,737)	(837)
Income before income taxes		16,361	10,789	42,898	50,109
Current income tax expense		572	470	572	487
Deferred income tax expense		1,816	3,489	6,226	10,458
Net income		13,973	6,830	36,100	39,164
Other comprehensive loss
Unrealized foreign currency translation loss		6	—	6	—
Comprehensive income		$13,967	$6,830	$36,094	$39,164
Per share information
Basic net income per share	10(b)	$0.49	$0.23	$1.28	$1.41
Diluted net income per share	10(b)	$0.44	$0.22	$1.16	$1.28
See accompanying notes to interim consolidated financial statements.

Interim Consolidated Financial Statements (Unaudited) September 30, 2021	F-2	North American Construction Group Ltd.

Interim Consolidated Statements of Changes in
Shareholders’ Equity
(Expressed in thousands of Canadian Dollars)
(Unaudited)

	Common shares	Treasury shares	Additional paid-in capital	Deficit	Accumulated other comprehensive loss	Total
Balance at December 31, 2019	$225,966	$(15,911)	$49,919	$(79,855)		$180,119
Net income	—	—	—	39,164	—	39,164
Dividends ($0.12 per share)	—	—	—	(3,351)	—	(3,351)
Exercise of stock options	520	—	(208)	—	—	312
Conversion of convertible debentures	38,066	—	—	—	—	38,066
Share purchase program	(9,863)	—	755	—	—	(9,108)
Purchase of treasury shares	—	(9,817)	—	—	—	(9,817)
Stock-based compensation	—	7,802	(4,846)	—	—	2,956
Balance at September 30, 2020	$254,689	$(17,926)	$45,620	$(44,042)		$238,341

Balance at December 31, 2020	$255,064	$(18,002)	$46,536	$(35,155)	$—	$248,443
Net income	—	—	—	36,100	—	36,100
Unrealized foreign currency translation loss	—	—	—	—	(6)	(6)
Dividends ($0.12 per share)	—	—	—	(3,253)	—	(3,253)
Exercise of stock options	730	—	(289)	—	—	441
Share purchase program	(8,979)	—	(7,540)	—	—	(16,519)
Purchase of treasury shares	—	(5,434)	—	—	—	(5,434)
Stock-based compensation	—	5,701	(2,450)	—	—	3,251
Balance at September 30, 2021	$246,815	$(17,735)	$36,257	$(2,308)	$(6)	$263,023
See accompanying notes to interim consolidated financial statements.

Interim Consolidated Financial Statements (Unaudited) September 30, 2021	F-3	North American Construction Group Ltd.

Interim Consolidated Statements of Cash Flows
(Expressed in thousands of Canadian Dollars)
(Unaudited)

		Three months ended		Nine months ended
		September 30,		September 30,
	Note	2021	2020	2021	2020
			Note 14		Note 14
Cash provided by (used in):
Operating activities:
Net income		$13,973	$6,830	$36,100	$39,164
Adjustments to reconcile to net cash from operating activities:
Depreciation		21,426	18,845	78,966	62,534
Amortization of deferred financing costs	12	311	438	752	887
Loss (gain) on disposal of property, plant and equipment		264	(193)	(348)	637
Net realized on derivative financial instruments		—	(551)	(2,737)	(837)
Stock-based compensation expense (benefit)		(62)	1,756	9,963	(2,895)
Equity earnings in affiliates and joint ventures	7	(6,833)	(5,145)	(16,279)	(7,810)
Cash settlement of deferred share units		—	—	(2,300)	—
Dividends and advances received from affiliates and joint ventures	7	368	890	9,716	2,893
Other adjustments to cash from operating activities		253	266	(422)	256
Deferred income tax expense		1,816	3,489	6,226	10,458
Net changes in non-cash working capital	13(b)	669	(25,013)	(20,352)	(21,230)
		32,185	1,612	99,285	84,057
Investing activities:
Acquisition of DGI Trading Pty Limited, net of cash acquired	8	(11,395)	—	(11,395)	—
Purchase of property, plant and equipment		(28,557)	(23,332)	(86,626)	(89,788)
Additions to intangible assets		(177)	—	(745)	(271)
Proceeds on disposal of property, plant and equipment		6,779	54	15,597	2,077
Investment in affiliates and joint ventures	7	—	(169)	(1,960)	(2,088)
Net repayments of loans from affiliates and joint ventures		1,588	1,534	3,090	2,401
Settlement of derivative financial instrument		—	—	7,071	—
		(31,762)	(21,913)	(74,968)	(87,669)
Financing activities:
Proceeds from long-term debt	9	19,905	34,999	116,355	145,227
Repayment of long-term debt	9	(4,618)	(3,692)	(114,084)	(59,133)
Financing costs		(34)	—	(3,543)	—
Repayment of finance lease obligations		(10,225)	(7,945)	(26,670)	(26,065)
Dividend payments	10(d)	(1,120)	(1,162)	(3,283)	(3,215)
Proceeds from exercise of stock options		—	—	441	312
Share purchase program	10(c)	—	—	(16,519)	(9,108)
Purchase of treasury shares	10(a)	(5,278)	(2,788)	(5,434)	(9,817)
		(1,370)	19,412	(52,737)	38,201
(Decrease) increase in cash		(947)	(889)	(28,420)	34,589
Effect of exchange rate on changes in cash and cash equivalents		(6)	—	(6)	—
Cash, beginning of period		15,974	40,686	43,447	5,208
Cash, end of period		$15,021	$39,797	$15,021	$39,797
Supplemental cash flow information (note 13(a))
See accompanying notes to interim consolidated financial statements.

Interim Consolidated Financial Statements (Unaudited) September 30, 2021	F-4	North American Construction Group Ltd.

Notes to Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2021
(Expressed in thousands of Canadian Dollars, except per share amounts or unless otherwise specified)
(Unaudited)
1. Nature of operations
North American Construction Group Ltd. ("NACG" or the “Company”) was formed under the Canada Business Corporations Act. The Company and its predecessors have been operating continuously since 1953 primarily in western Canada but also in other parts of Canada, the United States and Australia, providing a wide range of mining and heavy construction services to customers in the resource development and industrial construction sectors.
2. Significant accounting policies
a) Basis of presentation
These interim consolidated financial statements are prepared in accordance with United States generally accepted accounting principles ("US GAAP"). These interim consolidated financial statements include the accounts of the Company and its wholly-owned incorporated subsidiaries in Canada, the United States and Australia. All significant intercompany transactions and balances are eliminated upon consolidation. The Company also holds ownership interest in other corporations, partnerships and joint ventures.
The Company's full-year results are not likely to be a direct multiple of any particular quarter or combination of quarters due to seasonality. Oil sands mining revenues are typically highest in the first quarter of each year as ground conditions are most favorable for this type of work while civil construction revenues are typically highest during the third and fourth quarter, as weather conditions during these seasons are most favorable for this type of work. In addition to revenue variability, gross profit margins can be negatively affected in less active periods because the Company is likely to incur higher maintenance and repair costs due to its equipment being available for servicing.
With the exception of the change in significant accounting policy shown in note 14 and foreign currency translation, the Company has prepared these interim consolidated financial statements on the same basis as its annual consolidated financial statements.
b) Business combinations
Business combinations are accounted for using the acquisition method. Assets acquired and liabilities assumed are recorded at the acquisition date at their fair values. The Company measures goodwill as the excess of the total cost of acquisition over the fair value of identifiable net assets of an acquired business at the acquisition date. Any contingent consideration payable is recognized at fair value at the acquisition date. The current portion of the consideration payable is recorded in accrued liabilities and long-term portion is recorded in other long-term obligations on the Consolidated Balance Sheet, with any subsequent changes to fair value recorded in earnings. Acquisition-related costs are expensed when incurred in general and administrative charges.
c) Foreign currency translation
The functional currency of the Company and the majority of its subsidiaries is Canadian Dollars. Accounts of the Company's Australia-based subsidy, which has an Australian Dollar functional currency, are translated into Canadian Dollars using the current rate method. Assets and liabilities are translated at the rate of exchange in effect at the balance sheet date, and revenue and expense items are translated at the average rate of exchange for the period. The resulting unrealized exchange gains and losses from these translation adjustments are included as a separate component of shareholders’ equity in Accumulated Other Comprehensive Income (Loss). The effect of exchange rate changes on cash balances held in foreign currencies is separately reported as part of the reconciliation of the change in cash and cash equivalents for the period.

Interim Consolidated Financial Statements (Unaudited) September 30, 2021	F-5	North American Construction Group Ltd.

3. Recent accounting pronouncements not yet adopted
Debt with conversion and other options
In September 2020, the FASB issued ASU 2020-06, Debt - Debt with Conversion and Other Options and Derivatives and Hedging - Contracts in Entity's own Equity. This accounting standard update was issued to address issues identified as a result of the complexity associated with applying GAAP for certain financial instruments with characteristics of liabilities and equity. This standard is effective January 1, 2022 with early adoption permitted. The Company is assessing the impact that the adoption of this standard may have on its consolidated financial statements.
4. Accounts receivable

	September 30, 2021	December 31, 2020
		Note 14
Trade	$36,860	$23,636
Holdbacks	316	64
Accrued trade receivables	18,933	8,415
Contract receivables	$56,109	$32,115
Other	10,318	4,116
	$66,427	$36,231
The Company has not recorded an allowance for credit losses and there has been no change to this estimate in the period.
5. Revenue
a) Disaggregation of revenue

	Three months ended		Nine months ended
	September 30,		September 30,
	2021	2020	2021	2020
		Note 14		Note 14
Revenue by source
Operations support services	$165,068	$93,563	$451,152	$356,137
Construction services	894	—	21,990	6,255
	$165,962	$93,563	$473,142	$362,392

By commercial terms
Time-and-materials	$103,584	$61,319	$284,612	$196,347
Unit-price	62,378	32,244	188,530	166,045
	$165,962	$93,563	$473,142	$362,392

Revenue recognition method
As-invoiced	$120,868	$66,025	$310,036	$266,594
Cost-to-cost percent complete	45,094	27,538	163,106	95,798
	$165,962	$93,563	$473,142	$362,392

Interim Consolidated Financial Statements (Unaudited) September 30, 2021	F-6	North American Construction Group Ltd.

b) Contract balances
Contract assets:

	Three months ended		Nine months ended
	September 30,		September 30,
	2021	2020	2021	2020
		Note 14		Note 14
Balance, beginning of period	$5,413	$311	$7,008	$19,094
Transferred to receivables from contract assets recognized at the beginning of the period	(5,413)	(311)	(7,008)	(16,417)
Decreases due to derecognition of unpriced contract modifications	—	—	—	(2,677)
Increases as a result of changes to the estimate of the stage of completion, excluding amounts transferred in the period	6	2,295	6	2,295
Increases as a result of work completed, but not yet an unconditional right to consideration	10,506	1,800	10,506	1,800
Balance, end of period	$10,512	$4,095	$10,512	$4,095
Contract liabilities:

	Three months ended		Nine months ended
	September 30,		September 30,
	2021	2020	2021	2020
		Note 14		Note 14
Balance, beginning of period	$1,266	$355	$1,512	$23
Revenue recognized that was included in the contract liability balance at the beginning of the period	(464)	(355)	(694)	(23)
Increases due to cash received, excluding amounts recognized as revenue during the period	1,090	122	1,074	122
Balance, end of period	$1,892	$122	$1,892	$122
c) Transaction price allocated to the remaining performance obligations
The following table includes estimated revenue expected to be recognized in the future related to performance obligations that are unsatisfied (or partially unsatisfied) at the end of the reporting period. Included is all consideration from contracts with customers, excluding amounts that are recognized using the as-invoiced method and any constrained amounts of revenue.

For the year ended December 31,
2021 (excluding the nine months ended September 30, 2021)	$62,198
2022	106,301
2023	9,490
2024	7,105
2025	4,851
$189,945
d) Unpriced contract modifications
The Company recognized revenue from variable consideration related to unpriced contract modifications for the three and nine months ended September 30, 2021 of $470 (three and nine months ended September 30, 2020 - $2,298).
The Company has recorded amounts in contract assets related to uncollected consideration from revenue recognized on unpriced contract modifications as at September 30, 2021 of $470 (December 31, 2020 - $nil).

Interim Consolidated Financial Statements (Unaudited) September 30, 2021	F-7	North American Construction Group Ltd.

6. Inventory
The following table summarizes the Company's major classes of inventory:

	September 30, 2021	December 31, 2020
Repair parts	$18,752	$14,684
Parts and components held for resale	16,262	—
Tires and track frames	2,506	2,546
Fuel and lubricants	1,647	1,921
Customer rebuild work in process	10,185	—
	$49,352	$19,151
During the three months ended September 30, 2021, parts and components held for resale increased upon the acquisition of DGI (note 8).
7. Investments in affiliates and joint ventures
During the three months ended September 30, 2021, the Company updated its consolidation method for Dene North Site Services and Mikisew North American Limited Partnership from proportionate consolidation to the equity method due to a change in accounting policy. See note 14 for additional information. The following is a summary of the Company's interests in its various affiliates and joint ventures, which it accounts for using the equity method:

Affiliate or joint venture name:	Interest
Nuna Group of Companies
1229181 B.C Ltd.	49%
North American Nuna Joint Venture	50%
Nuna East Ltd.	37%
Nuna Pang Contracting Ltd.	37%
Nuna West Mining Ltd.	49%
NAYL Realty Inc.	49%
BNA Remanufacturing Limited Partnership	50%
Dene North Site Services Partnership	49%
Mikisew North American Limited Partnership	49%
The following table summarizes the movement in the investments in affiliates and joint ventures balance:

	Three months ended		Nine months ended
	September 30,		September 30,
	2021	2020	2021	2020
		Note 14		Note 14
Balance, beginning of the period	$48,007	$49,455	$46,263	$45,015
Investments in affiliates and joint ventures	—	169	2,321	2,758
Share of net income	6,833	5,145	16,279	7,810
Dividends and advances received from affiliates and joint ventures	(368)	(890)	(9,716)	(2,893)
Other adjustments	(1,536)	(1,041)	(2,211)	148
Balance, end of the period	$52,936	$52,838	$52,936	$52,838

Interim Consolidated Financial Statements (Unaudited) September 30, 2021	F-8	North American Construction Group Ltd.

The financial information for the Company's share of the investments in affiliates and joint ventures accounted for using the equity method is summarized as follows:
Balance Sheets

	September 30, 2021	December 31, 2020
		Note 14
Assets
Current assets	$68,348	$56,408
Non-current assets	38,024	42,499
Total assets	$106,372	$98,907
Liabilities
Current liabilities	$37,612	$27,913
Non-current liabilities	15,824	24,731
Total liabilities	$53,436	$52,644
The following table provides the material aggregate outstanding balances with affiliates and joint ventures. Accounts payable due to joint ventures and affiliates do not bear interest, are unsecured and without fixed terms of repayment.

	September 30, 2021	December 31, 2020
		Note 14
Accounts receivable	$15,052	$3,808
Accounts payable	285	5,296

Interim Consolidated Financial Statements (Unaudited) September 30, 2021	F-9	North American Construction Group Ltd.

Statements of Operations and Comprehensive Income

For the three months ended September 30, 2021	Wholly-owned entities	Share of amounts from investments in affiliates and joint ventures	Combined results	Adjustments for equity method presentation	Amount per consolidated financial statements
Revenue	$165,962	$43,274	$209,236	$(43,274)	$165,962
Gross profit	21,711	10,933	32,644	(10,933)	21,711
Income before income taxes	9,528	9,601	19,129	(2,768)	16,361
Net income	$7,140	$6,833	$13,973	$—	$13,973

For the nine months ended September 30, 2021	Wholly-owned entities	Share of amounts from investments in affiliates and joint ventures	Combined results	Adjustments for equity method presentation	Amount per consolidated financial statements
Revenue	$473,142	$104,186	$577,328	$(104,186)	$473,142
Gross profit	67,353	24,454	91,807	(24,454)	67,353
Income before income taxes	26,619	19,360	45,979	(3,081)	42,898
Net income	$19,821	$16,279	$36,100	$—	$36,100

For the three months ended September 30, 2020	Wholly-owned entities	Share of amounts from investments in affiliates and joint ventures	Combined results	Adjustments for equity method presentation	Amount per consolidated financial statements
Revenue	$93,563	$25,279	$118,842	$(25,279)	$93,563
Gross profit	14,782	6,675	21,457	(6,675)	14,782
Income before income taxes	5,645	5,337	10,982	(193)	10,789
Net income	$1,685	$5,145	$6,830	$—	$6,830

For the nine months ended September 30, 2020	Wholly-owned entities	Share of amounts from investments in affiliates and joint ventures	Combined results	Adjustments for equity method presentation	Amount per consolidated financial statements
Revenue	$362,392	$51,094	$413,486	$(51,094)	$362,392
Gross profit	69,650	13,459	83,109	(13,459)	69,650
Income before income taxes	42,300	8,058	50,358	(249)	50,109
Net income	$31,354	$7,810	$39,164	$—	$39,164

Interim Consolidated Financial Statements (Unaudited) September 30, 2021	F-10	North American Construction Group Ltd.

8. Business Acquisition
On July 1, 2021, the Company acquired all the shares and business of DGI (Aust) Trading Pty Ltd. ("DGI"), a supplier of production-critical mining components based in Kempsey, New South Wales, Australia for total consideration of $18,441, comprised of a cash payment and contingent consideration in the form of an earn-out to be paid based on the earnings of DGI over the next four annual periods.
The following table summarizes the total consideration paid for DGI shareholders and the fair value of the assets acquired and liabilities assumed at the acquisition date:

July 1, 2021
Cash consideration	$13,724
Earn-out at estimated fair value	4,717
Total consideration	$18,441

Purchase price allocation to asset acquired and liabilities assumed:
Cash	$2,329
Accounts receivable	1,910
Inventory	13,713
Prepaid expenses and deposits	971
Property, plant and equipment	1,176
Operating lease right-of-use asset	749
Intangible assets	2,575
Accounts payable	(3,560)
Accrued liabilities	(718)
Long-term debt	(370)
Operating lease liability	(749)
Total identifiable net assets at fair value	$18,026
Goodwill arising on acquisition	$415
The fair value of acquired identified intangible assets, consists of $595 in brand with an indefinite useful life and $1,980 in customer relationships with a useful life of four years.
The fair value of acquired inventory consists of used mining equipment and related components for resale.
During the three months ended September 30, 2021, the Company recognized $144 of acquisition related costs associated with professional and legal advisory fees in general and administrative expenses in the Consolidated Statements of Operations.
During the three months ended September 30, 2021, the Company recognized $7,309 of revenue and $591 of net income from DGI recorded in the Consolidated Statement of Operations.
9. Long-term debt

	Note	September 30, 2021	December 31, 2020
			Note 14
Credit Facility	9(a)	$145,605	$220,000
Convertible debentures	9(b)	129,750	55,000
Mortgages		20,795	21,206
Financing obligations	9(c)	51,934	50,923
Promissory notes	9(d)	14,412	12,726
Unamortized deferred financing costs		(5,347)	(2,196)
		$357,149	$357,659
Less: current portion of long-term debt		(19,540)	(16,263)
		$337,609	$341,396

Interim Consolidated Financial Statements (Unaudited) September 30, 2021	F-11	North American Construction Group Ltd.

a) Credit Facility
On September 29, 2021, the Company entered into an Amended and Restated Credit Agreement (the "Credit Facility") with a banking syndicate that allows borrowing under the revolving loan to $325.0 million with the ability to increase the maximum borrowings to $50.0 million, subject to certain conditions. The amended agreement extended the facility maturity from October 8, 2023 to October 8, 2024, with an option to extend on an annual basis, subject to certain conditions. The Credit Facility permits finance lease obligations to a limit of $150.0 million and certain other borrowings outstanding to a limit of $20.0 million. As at September 30, 2021, the Company did not exceed these limits.
As at September 30, 2021, there was $4.7 million (December 31, 2020 - $0.9 million) in issued letters of credit under the Credit Facility and the unused borrowing availability was $174.7 million (December 31, 2020 - $104.1 million).
As at September 30, 2021, there was $36.1 million in borrowing availability under finance lease obligations (December 31, 2020 - $29.4 million). Borrowing availability under finance lease obligations considers the current and long-term portion of finance lease obligations and financing obligations.
The Credit Facility has financial covenants that must be tested quarterly on a trailing four-quarter basis. The financial covenants consist of senior leverage and fixed charge coverage ratios. As at September 30, 2021, the Company was in compliance with its financial covenants.
The Credit Facility bears interest at Canadian Prime Rate, U.S. Dollar Base Rate, Canadian Bankers’ Acceptance Rate or London Interbank Offered Rate ("LIBOR") (all such terms as used or defined in the Credit Facility), plus applicable margins. Effective December 31, 2021, LIBOR will be replaced by a rate based on the Secured Overnight Financing Rate ("SOFR"). The Company is also subject to non-refundable standby fees on undrawn amounts equal to 0.40% to 0.75% depending on the Company’s Total Debt to Bank EBITDA Ratio. Total Debt is defined in the Credit Facility as long-term debt including finance leases and letters of credit, excluding convertible debentures, deferred financing costs, the mortgage related to NACG Acheson Ltd., and other non-recourse debt. The Credit Facility is secured by a first priority lien on all of the Company's existing and after-acquired property, excluding the Company's first securities interest on the mortgage.
b) Convertible debentures

	September 30, 2021	December 31, 2020
5.50% convertible debentures	$74,750	$—
5.00% convertible debentures	55,000	55,000
	$129,750	$55,000
On June 1, 2021, the Company issued $65,000 aggregate principal amount of 5.50% convertible unsecured subordinated debentures. On June 4, 2021, the underwriters exercised the over-allotment option, in full, purchasing an additional $9,750 aggregate principal amount of 5.50% convertible unsecured subordinated debentures.
The terms of the convertible debentures are summarized as follows:

	Date of issuance	Maturity	Conversion price	Share equivalence per $1000 debenture	Debt issuance costs
5.50% convertible debentures	June 1, 2021	June 30, 2028	$24.75	$40.4040	$3,509
5.00% convertible debentures	March 20, 2019	March 31, 2026	$26.25	$38.0952	$2,691
Interest on the 5.50% convertible debentures is payable semi-annually in arrears on June 30 and December 31 of each year, commencing on December 31, 2021. Interest on the 5.00% convertible debentures is payable semi-annually on March 31 and September 30 of each year.
The 5.50% convertible debentures are not redeemable prior to June 30, 2024, except under certain exceptional circumstances. The 5.50% convertible debentures may be redeemed at the option of the Company, in whole or in part, at any time on or after June 30, 2024 at a redemption price equal to the principal amount provided that the market price of the common shares is at least 125% of the conversion price; and on or after June 30, 2026 at a

Interim Consolidated Financial Statements (Unaudited) September 30, 2021	F-12	North American Construction Group Ltd.

redemption price equal to the principal amount. In each case, the Company will pay accrued and unpaid interest on the debentures redeemed to the redemption date.
The 5.00% convertible debentures are redeemable under certain conditions after a change in control has occurred. If a change in control occurs, the Company is required to offer to purchase all of the 5.00% convertible debentures at a price equal to 101% of the principal amount plus accrued and unpaid interest to the date of purchase.
During the three and nine months ended September 30, 2021, the Company realized gain of $nil and $7,071, respectively, (unrealized gain at December 31, 2020 of $4,334) on the swap agreement related to the 5.50% convertible debentures that were issued in 2017 and redeemed through issuance of 4,583,655 common shares in April 2020. This swap agreement was completed during the nine months ended September 30, 2021.
c) Financing obligations
The Company accounts for sale-leaseback transactions where control of the asset does not transfer as a financing transaction rather than as a finance lease. During the nine months ended September 30, 2021, the Company recorded new financing obligations of $11,700. The financing contracts expire in February 2026 and bear interest at 2.23%. The financing obligations are secured by the corresponding property, plant and equipment.
d) Promissory note
During the three and nine months ended September 30, 2021 the Company recorded a new equipment promissory note of $4,300. The contract expires in August 2025 and bears interest at 4.20%. The promissory note is secured by the corresponding property, plant and equipment. The Company also acquired a new equipment promissory note of $370 upon acquisition of DGI (note 8). The contract expires in November 2023 and bears interest at 2.90%. The promissory note is secured by the corresponding property, plant and equipment.
10. Shares
a) Common shares

	Common shares	Treasury shares	Common shares, net of treasury shares
Issued and outstanding as at December 31, 2020	31,011,831	(1,845,201)	29,166,630
Issued upon exercise of stock options	104,100	—	104,100
Retired through share purchase program	(1,113,903)	—	(1,113,903)
Purchase of treasury shares	—	(292,746)	(292,746)
Settlement of certain equity classified stock-based compensation	—	576,251	576,251
Issued and outstanding as at September 30, 2021	30,002,028	(1,561,696)	28,440,332
b) Net income per share

	Three months ended		Nine months ended
	September 30,		September 30,
	2021	2020	2021	2020
Net income	$13,973	$6,830	$36,100	$39,164
Interest from convertible debentures (after tax)	1,478	—	2,931	1,727
Diluted net income available to common shareholders	$15,451	$6,830	$39,031	$40,891

Weighted-average number of common shares	28,436,974	29,103,731	28,281,510	27,829,951
Weighted-average effect of dilutive securities
Dilutive effect of treasury shares	1,565,054	1,880,600	1,755,970	1,984,239
Dilutive effect of stock options	78,596	72,179	60,985	93,311
Dilutive effect of 5.00% convertible debentures	2,095,236	—	2,095,236	2,095,236
Dilutive effect of 5.50% convertible debentures	3,020,199	—	1,349,686	—
Weighted-average number of diluted common shares	35,196,059	31,056,510	33,543,387	32,002,737

Basic net income per share	$0.49	$0.23	$1.28	$1.41
Diluted net income per share	$0.44	$0.22	$1.16	$1.28
For the three months ended September 30, 2021, all securities were dilutive. For the three months ended September 30, 2020, there were 2,095,236 shares issuable on conversion of the 5.00% convertible debentures that were considered anti-dilutive and therefore were not considered in computing diluted net income per share.

Interim Consolidated Financial Statements (Unaudited) September 30, 2021	F-13	North American Construction Group Ltd.

For the nine months ended September 30, 2021 and 2020, all securities were dilutive.
c) Share purchase program
On April 9, 2021, the Company commenced a normal course issuer bid ("NCIB") under which a maximum number of 2,000,000 common shares were authorized to be purchased. During the nine months ended September 30, 2021, the Company purchased and subsequently cancelled 37,000 shares under this NCIB, which resulted in a decrease to common shares of $300 and a decrease to additional paid-in capital of $213. This NCIB will be terminated no later than April 8, 2022.
During the three months ended March 31, 2021, the Company completed the NCIB commenced on March 12, 2020 upon the purchases and cancellation of 1,076,903 common shares. The purchases resulted in a decrease to common shares of $8,679 and a decrease to additional paid-in capital of $7,327.
d) Dividends

	Date declared	Per share	Shareholders on record as of	Paid or payable to shareholders	Total paid or payable
Q1 2020	February 18, 2020	$0.04	March 5, 2020	April 3, 2020	$1,023
Q2 2020	May 5, 2020	$0.04	May 29, 2020	July 3, 2020	$1,162
Q3 2020	July 28, 2020	$0.04	August 31, 2020	October 2, 2020	$1,156
Q4 2020	October 27, 2020	$0.04	November 30, 2020	January 8, 2021	$1,040
Q1 2021	February 16, 2021	$0.04	March 4, 2021	April 9, 2021	$1,123
Q2 2021	April 27, 2021	$0.04	May 28, 2021	July 9, 2021	$1,123
Q3 2021	July 27, 2021	$0.04	August 31, 2021	October 8, 2021	$1,137
11. Financial instruments and risk management
a) Fair value measurements
In determining the fair value of financial instruments, the Company uses a variety of methods and assumptions that are based on market conditions and risks existing on each reporting date. Standard market conventions and techniques, such as discounted cash flow analysis are used to determine the fair value of the Company’s financial instruments. All methods of fair value measurement result in a general approximation of fair value and such value may never actually be realized.
The fair values of the Company’s cash, accounts receivable, contract assets, loans to affiliates and joint ventures, accounts payable, accrued liabilities and contract liabilities approximate their carrying amounts due to the nature of the instrument or the relatively short periods to maturity for the instruments. The Credit Facility has a carrying value that approximates the fair value due to the floating rate nature of the debt. The promissory notes and mortgages have carrying values that are not materially different than their fair values due to similar instruments bearing similar interest rates.
Financial instruments with carrying amounts that differ from their fair values are as follows:

		September 30, 2021		December 31, 2020
	Fair Value Hierarchy Level	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Convertible debentures	Level 1	$129,750	$136,947	$55,000	$52,250
Financing obligations	Level 2	51,934	50,860	50,923	49,743
b) Risk management
The Company is exposed to liquidity, market and credit risks associated with its financial instruments. Management performs a risk assessment on a continual basis to help ensure that all significant risks have been reviewed and assessed to reflect changes in market conditions and operating activities.
The Company is also exposed to concentration risk through its revenues which is mitigated by the customers being large investment grade organizations. The credit worthiness of new customers is subject to review by management through consideration of the type of customer and the size of the contract. The Company has further mitigated this risk through diversification of its operations. This diversification has primarily come through investments in joint ventures which are accounted for using the equity method. Revenues from these investments are not included in consolidated revenue.

Interim Consolidated Financial Statements (Unaudited) September 30, 2021	F-14	North American Construction Group Ltd.

The following customers accounted for 10% or more of revenues:

	Three months ended		Nine months ended
	September 30,		September 30,
	2021	2020	2021	2020
		Adjusted		Adjusted
Customer A	34%	55%	40%	44%
Customer B	24%	35%	29%	29%
Customer C	14%	7%	19%	11%
Customer D	16%	1%	6%	14%
In March 2020, the COVID-19 outbreak was declared a pandemic by the World Health Organization. Governments worldwide, including Canada, enacted emergency measures to combat the spread of the virus, including the implementation of travel bans, quarantine periods and social distancing. These factors created material disruptions to businesses globally, resulting in an economic slowdown.
The situation continues to evolve while markets and economies have somewhat stabilized, with governments and industry implementing measures to mitigate the impacts of the pandemic. As populations in Canada and many other countries are being vaccinated, governments have loosened emergency measures. Should the pandemic worsen, the Company could be subject to additional or continued adverse impacts including, but not limited to, restrictions or limitations on the ability of employees, contractors, suppliers and customers to conduct business due to quarantines, closures or travel restrictions, including the potential for deferral or cessation of ongoing or planned projects.
The ultimate duration and magnitude of these impacts on the economy and the financial effect on the Company is not known. Estimates and judgments made by management in the preparation of these financial statements are difficult and subject to a higher degree of measurement uncertainty during this period. Management continues to monitor the situation and has taken steps to mitigate the likelihood of occurrence of the events described above by managing costs.
In response to the economic slowdown caused by COVID-19, the Government of Canada introduced the Canada Emergency Wage Subsidy, an employer assistance program. For the three months ended September 30, 2021, the Company recognized $1,419 of salary and wage subsidies presented as reductions in project costs, equipment costs and general and administrative expenses of $870, $449 and $100, respectively. For the nine months ended September 30, 2021, the Company recognized $13,269 of salary and wage subsidies presented as reductions of project costs, equipment costs and general and administrative expenses of $8,238, $4,175 and $856, respectively. For the three months ended September 30, 2020, the Company recognized $10,941 of salary and wage subsidies presented as reductions in project costs, equipment cost and general and administrative expenses of $6,660, $3,289 and $992. For the nine months ended September 30, 2020, the Company recognized $21,528 of salary and wage subsidies presented as reductions in project cost, equipment cost and general and administrative expenses of $12,067, $7,076, and $2,385 respectively.
12. Interest expense, net

	Three months ended		Nine months ended
	September 30,		September 30,
	2021	2020	2021	2020
		Note 14		Note 14
Credit Facility	$1,445	$1,662	$5,032	$6,135
Convertible debentures	1,729	691	3,415	2,608
Finance lease obligations	543	770	1,780	2,489
Mortgages	242	247	728	753
Promissory notes	110	145	324	549
Financing obligations	391	452	1,196	863
Amortization of deferred financing costs	311	438	752	887
Interest expense	$4,771	$4,405	$13,227	$14,284
Other interest expense (income), net	74	23	555	(63)
	$4,845	$4,428	$13,782	$14,221

Interim Consolidated Financial Statements (Unaudited) September 30, 2021	F-15	North American Construction Group Ltd.

13. Other information
a) Supplemental cash flow information

	Three months ended		Nine months ended
	September 30,		September 30,
	2021	2020	2021	2020
		Note 14		Note 14
Cash paid during the period for:
Interest	$3,960	$4,624	$11,300	$14,540
Cash received during the period for:
Interest	12	38	68	122
Operating subleases included in cash from operations	2,076	889	6,406	2,629
Non-cash transactions:
Additions to property, plant and equipment by means of finance leases	4,175	886	19,198	27,882
Increase in assets held for sale, offset by property, plant and equipment	3,808	238	7,828	6,691
Decrease to property, plant and equipment upon investment contribution to affiliates and joint ventures	—	—	(362)	(670)
Non-cash working capital adjustments:
Net decrease in accounts receivable related to investments in affiliates and joint ventures	—	—	—	(911)
Net decrease in accounts receivable related to equity swap	—	(378)	—	—
Net increase in inventory due to transfer from property, plant and equipment	437	—	437	—
Net decrease in accrued liabilities related to conversion of bonus compensation to deferred stock units	—	—	223	294
Net (increase) decrease in accrued liabilities related to the current portion of deferred stock unit liability	—	(4)	1,725	(84)
Net (increase) decrease in accrued liabilities related to dividend payable	(14)	—	30	—
Non-cash working capital transactions related to acquisition of DGI: (note 8)
Increase in accounts receivable	1,910	—	1,910	—
Increase in inventory	13,713	—	13,713	—
Increase in prepaid expenses	971	—	971	—
Increase in accounts payable	(3,605)	—	(3,605)	—
Increase in accrued liabilities	(2,307)	—	(2,307)	—
b) Net change in non-cash working capital
The table below represents the cash (used in) provided by non-cash working capital:

	Three months ended		Nine months ended
	September 30,		September 30,
	2021	2020	2021	2020
		Note 14		Note 14
Operating activities:
Accounts receivable	$(16,319)	$(17,579)	$(28,286)	$21,030
Contract assets	(5,099)	(3,784)	(3,504)	14,999
Inventories	(7,228)	1,743	(16,051)	1,580
Contract costs	182	(291)	(2,284)	(514)
Prepaid expenses and deposits	(1,135)	(2,415)	(483)	(903)
Accounts payable	20,743	(617)	25,754	(53,553)
Accrued liabilities	8,899	(1,837)	4,122	(3,968)
Contract liabilities	626	(233)	380	99
	$669	$(25,013)	$(20,352)	$(21,230)

Interim Consolidated Financial Statements (Unaudited) September 30, 2021	F-16	North American Construction Group Ltd.

14) Change in significant accounting policy - Basis of presentation
Prior to July 1, 2021, the Company elected to apply the provision available to entities operating within the construction industry to apply proportionate consolidation to unincorporated entities that would otherwise be accounted for using the equity method. During the three months ended September 30, 2021, the Company elected to change this policy to account for these unincorporated entities using the equity method, resulting in a change to the consolidation method for Dene North Site Services and Mikisew North American Limited Partnership. This change allows for consistency in the presentation of the Company's investments in affiliates and joint ventures (note 7).
The Company has accounted for the change retrospectively according to the requirements of US GAAP Accounting Standards Codification ("ASC") 250 by restating the comparative periods. The following tables summarize the effect of the change in accounting policy for the current period and prior comparable periods.
Consolidated Balance Sheets at September 30, 2021 and December 31, 2020:

	September 30, 2021			December 31, 2020
(in thousands)	Without change	Adjustments	As reported	As originally reported	Adjustments	As reported
Assets
Current assets	149,946	(1,369)	148,577	119,958	(681)	119,277
Non-current assets	726,837	(482)	726,355	718,970	816	719,786
Total assets	$876,783	$(1,851)	$874,932	$838,928	$135	$839,063

Liabilities and shareholders' equity
Current liabilities	147,265	(1,464)	145,801	109,198	286	109,484
Non-current liabilities	466,495	(387)	466,108	481,287	(151)	481,136
	613,760	(1,851)	611,909	590,485	135	590,620
Shareholders' equity	263,023	—	263,023	248,443	—	248,443
Total liabilities and shareholders' equity	$876,783	$(1,851)	$874,932	$838,928	$135	$839,063
Consolidated Statements of Operations and Comprehensive Income for three and nine months ended September 30, 2021 and 2020:

	Three months ended			Nine months ended
	September 30, 2021			September 30, 2021
(in thousands)	Without change	Adjustments	As reported	Without change	Adjustments	As reported
Revenue	$166,599	$(637)	$165,962	$475,162	$(2,020)	$473,142
Gross profit	22,181	(470)	21,711	69,470	(2,117)	67,353
Operating income	15,136	(763)	14,373	39,674	(2,010)	37,664
Equity earnings in affiliates and joint ventures	(6,073)	(760)	(6,833)	(14,275)	(2,004)	(16,279)
Income before income taxes	16,361	—	16,361	42,898	—	42,898
Net income	13,973	—	13,973	36,100	—	36,100
Comprehensive income	$13,967	$—	$13,967	$36,094	$—	$36,094

	Three months ended			Nine months ended
	September 30, 2020			September 30, 2020
(in thousands)	As originally reported	Adjustments	As reported	As originally reported	Adjustments	As reported
Revenue	$94,015	$(452)	$93,563	$363,603	$(1,211)	$362,392
Gross profit	15,364	(582)	14,782	71,112	(1,462)	69,650
Operating income	10,056	(535)	9,521	56,958	(1,275)	55,683
Equity earnings in affiliates and joint ventures	(4,620)	(525)	(5,145)	(6,554)	(1,256)	(7,810)
Income before income taxes	10,789	—	10,789	50,109	—	50,109
Net income	$6,830	$—	$6,830	$39,164	$—	$39,164

Interim Consolidated Financial Statements (Unaudited) September 30, 2021	F-17	North American Construction Group Ltd.

Consolidated Statements of Cash Flows for the three and nine months ended September 30, 2021 and 2020:

	Three months ended			Nine months ended
	September 30, 2021			September 30, 2021
(in thousands)	Without change	Adjustments	As reported	Without change	Adjustments	As reported
Operating activities	34,647	(2,462)	32,185	102,321	(3,036)	99,285
Investing activities	(34,230)	2,468	(31,762)	(77,633)	2,665	(74,968)
Financing activities	(1,101)	(269)	(1,370)	(52,496)	(241)	(52,737)
Decrease in cash	(684)	(263)	(947)	(27,808)	(612)	(28,420)
Effect of exchange rate on changes in cash and cash equivalents	(6)	—	(6)	(6)	—	(6)
Cash, beginning of period	16,791	(817)	15,974	43,915	(468)	43,447
Cash, end of period	$16,101	$(1,080)	$15,021	$16,101	$(1,080)	$15,021

	Three months ended			Nine months ended
	September 30, 2020			September 30, 2020
(in thousands)	As originally reported	Adjustments	As reported	As originally reported	Adjustments	As reported
Operating activities	1,683	(71)	1,612	84,533	(476)	84,057
Investing activities	(22,081)	168	(21,913)	(88,113)	444	(87,669)
Financing activities	19,400	12	19,412	38,367	(166)	38,201
(Decrease) Increase in cash	(998)	109	(889)	34,787	(198)	34,589
Cash, beginning of period	41,329	(643)	40,686	5,544	(336)	5,208
Cash, end of period	$40,331	$(534)	$39,797	$40,331	$(534)	$39,797

Interim Consolidated Financial Statements (Unaudited) September 30, 2021	F-18	North American Construction Group Ltd.

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS
I, Joseph Lambert, the Chief Executive Officer of North American Construction Group Ltd., certify the following:
1. Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of North American Construction Group Ltd. (the “issuer”) for the interim period ended September 30, 2021.
2. No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.
3. Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.
4. Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures ("DC&P") and internal control over financial reporting ("ICFR"), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.
5. Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings
A. designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that
I. material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and
II. information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and
B. designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.
5.1 Control framework: The control framework the issuer's other certifying officer(s) and I used to design the issuer's ICFR is the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control - Integrated Framework (“COSO”).
5.2 ICFR – material weakness relating to design: N/A
5.3 Limitation on scope and design: N/A
6. Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on July 1, 2021 and ended on September 30, 2021 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.
Date: October 27, 2021

/s/ Joseph Lambert
Joseph Lambert, Chief Executive Officer

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS
I, Jason Veenstra, the Chief Financial Officer of North American Construction Group Ltd., certify the following:
1. Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of North American Construction Group Ltd. (the “issuer”) for the interim period ended September 30, 2021.
2. No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.
3. Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.
4. Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures ("DC&P") and internal control over financial reporting ("ICFR"), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.
5. Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings
A. designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that
I. material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and
II. information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and
B. designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.
5.1 Control framework: The control framework the issuer's other certifying officer(s) and I used to design the issuer's ICFR is the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control - Integrated Framework (“COSO”).
5.2 ICFR – material weakness relating to design: N/A
5.3 Limitation on scope and design: N/A
6. Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on July 1, 2021 and ended on September 30, 2021 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.
Date: October 27, 2021

/s/ Jason Veenstra
Jason Veenstra, Chief Financial Officer